Exhibit 1

Annual Report
2005

CORPORATE PROFILE

MI Developments Inc. (MID) is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio.

At December 31, 2005, our rental properties, virtually all of which are under long-term, triple-net leases to Magna International Inc. (Magna) and its subsidiaries in North America and Europe, totalled 26.5 million square feet and had a net book value of $1.2 billion.

We also hold a controlling investment in Magna Entertainment Corp. (MEC), a separate publicly traded company. MEC, North America’s number one owner and operator of horse racetracks, based on revenues, operates and develops horse racetracks and related pari-mutuel wagering operations, including alternative gaming and off-track betting facilities. We view MEC as a strategic investment providing our Real Estate Business with development and investment opportunities.

Cover Photos

Left to Right –

MPT Muncie, Muncie, Indiana, U.S.

Steyr Powertrain, Lannach, Austria

Modatek, Milton, Ontario, Canada

Top –

Karmax, Milton, Ontario, Canada

Bottom –

Magna Heavy Stampings, Albersdorf, Austria

Real Estate Business Financial Highlights (1)

Revenues

(U.S.$ Millions)

Funds From Operations (2)

(U.S.$ Millions)

Funds From Operations

Per Share (2)

(U.S.$)

(1)          MID is the successor to the real estate division of Magna and began trading as a separate public company in August 2003 following our spin-off from Magna. For the years ended December 31, 2003 and 2002, MID presented its results on a pro forma basis to enhance the comparability of the current and prior years’ financial performance. Pro forma adjustments have been made to the historical results as though all of the spin-off transactions to list MID as an independent company had occurred as of January 1, 2002.

(2)          MID measures and presents Funds From Operations (FFO) and FFO per share (FFOPS) for the Real Estate Business because these are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO and FFOPS do not have a standardized meaning under Canadian generally accepted accounting principles and therefore may not be comparable to similar measures presented by other companies.

Inside

The Chairman’s Message	2
Letter to Shareholders	3
A Global Income-Producing Portfolio	4
Key Operating Philosophy	5
Key Customer	6
Key Investment	7
Financial Review and Other Information	8

The 2006 Annual Shareholders’ Meeting will be held at:

Le Royal Meridien King Edward Hotel

37 King Street East

Toronto, Ontario, Canada

on Wednesday, May 3, 2006

commencing at 10:00 a.m.

THE CHAIRMAN’S MESSAGE

Frank Stronach
Chairman of the Board

2005 was a successful year for MID despite some difficult challenges. I am very proud of the work done by the Board and management in achieving record results in our real estate business.

To me, it has been clear from the outset that MID is a unique company – a combination of a strong real estate business featuring a solid industrial real estate portfolio and a strategic investment in Magna Entertainment Corp. (MEC) that provides natural synergies and the potential for significant growth.

MID was spun-out from Magna International Inc. (Magna) in 2003 and Magna remains MID’s key customer. In my view, one of MID’s key strengths is its Magna heritage. Magna has grown to become the most diversified automotive parts supplier in the world. The cornerstone to Magna’s success is its entrepreneurial culture, which is based on a number of key operating principles and a well-known business philosophy that I created more than 50 years ago. I have always believed that it is important for every Magna-related company to operate within a framework that safeguards the rights of all of its stakeholders, including its employees, management, shareholders and the communities in which it operates. At the same time, I believe that it is vitally important to let management run the company within that framework in a way that is entrepreneurial and targeted at achieving long-term growth. In order to do this, management requires financial flexibility, which is why I’ve always believed that businesses should strive to have strong balance sheets and a distribution policy that leaves significant operating cash flows in the business to permit it to grow. As conditions and circumstances change, management must be able to move quickly to adapt to challenges and seize opportunities that arise.

I envisioned MID using the strong cash flows from its real estate business to grow and diversify its business as opportunities presented themselves. Part of MID’s growth and diversification comes from our strategic investment in MEC. I continue to strongly believe that MID and MEC are a natural strategic fit with significant synergies due to MEC’s highly attractive underlying real estate assets, which include excess under-utilized land in some of the premier real estate markets in the United States, as well as other opportunities for MID to invest in MEC facilities. I also continue to expect that assisting MEC with their real estate developments will not only improve the results of MID’s core real estate business, but also result in MEC more efficiently executing their core racing and alternative gaming strategies. Accordingly, MID shareholders stand to benefit both directly and indirectly from our participation in MEC projects.

Given the pressures and potential difficulties facing the automotive industry in which MID’s tenants operate, I believe that it is particularly important for MID to seek to continue to diversify its revenue stream. MID has a talented management team who proved this past year that they have the capability and entrepreneurial focus to continue to drive MID’s success if they are given the opportunity to do so. I am hopeful that in the year ahead the management team and the Board will be able to focus more on our business and long-term strategy to the benefit of all of MID’s stakeholders.

“signed”
Frank Stronach
Chairman of the Board

LETTER TO SHAREHOLDERS

Left:	Right:
John D. Simonetti	Dennis J. Mills
Chief Executive Officer	Vice-Chairman

Back in August 2003, MID became a public company following our spin-off from Magna International (Magna). From the beginning, we had a simple strategy of growing return on equity (ROE) and increasing the assets, cash flow and net income of our real estate business. We planned to achieve these goals with the “tools” given to us by Magna, including a high quality rental portfolio providing strong and stable cash flows, a significant and strategic investment in Magna Entertainment (MEC) that provided our company with exciting real estate and other investment opportunities, a strong balance sheet with virtually no debt, and an entrepreneurial culture that drives management and employees to grow profits.

We understand the positive impact adding leverage to our strong balance sheet would have on the value of our equity. However, our strategy has always been to retain our financial flexibility, adding leverage over time as we continue to prudently grow our business. In 2005, we continued to see the benefits of this strategy. Compared to the prior year, our real estate business achieved increases in revenues of 17% and in reported funds from operations of 25%. Net income increased 34%, or 46% when gains from real estate sales are factored in.

In the fourth quarter of 2005, we also saw the benefits to our real estate business of our MEC project financings, and we expect that their full year impact in 2006 will be more significant. We also worked closely with MEC to develop a recapitalization plan designed to strengthen their balance sheet by selling assets and reducing debt. This plan required time if it was to be implemented prudently and without compromising the value of our MEC investment, which is why we provided MEC with a $100 million bridge loan in July 2005. The results of these actions are reflected in the market value of our MEC investment, which stood at almost $450 million at the end of the year, an increase of 72% since the time of our spin-off.

Looking forward, real estate valuations remain high, driven primarily by strong demand and low interest rates. Nevertheless, we continue to see healthy cap rates from our development activities, supplemented by strong returns on our MEC project financings. In 2006, our priority will be to establish relationships and seek out opportunities with third parties in order to further diversify our revenue stream.

We are confident that we will continue to grow our real estate business and assist in growing the value of our MEC investment for the benefit of all of MID’s stakeholders. In closing, we thank our employees for their dedication and hard work, Magna for their confidence in our relationship, and our shareholders for your ongoing support.

“signed”	“signed”
John Simonetti	Dennis Mills
Chief Executive Officer	Vice-Chairman

A GLOBAL INCOME-PRODUCING PORTFOLIO

MID has 109 income-producing properties located in 10 countries. These properties are primarily leased to Magna and its subsidiaries.

Magna Steyr full vehicle assembly at Thorndorf and Eurostar in Graz, Austria.

Geographic Diversification

Properties and Square Feet by Country

	Properties	Square Feet
	(#)	(millions)
Austria	12	7.7
Canada	43	7.4
United States	28	5.6
Germany	11	2.9
Mexico	7	1.9
United Kingdom	3	0.6
Other	5	0.4
TOTAL	109	26.5

Currency Diversification

Annualized Lease Payments by Currency

KEY OPERATING PHILOSOPHY

The following are some of the key benefits of MID’s operating philosophy:

•                  Low-Risk Business Strategy

•                  Focus on long-term leases in strategic locations where significant investments in capital and technology are made by the tenant

•                  Leasing risks are eliminated because all Magna projects are 100% leased prior to construction

•                  Construction risks are kept to a minimum as rents are generally a predetermined percentage of development cost

•                  Environmental indemnities from the tenant

•                  Non-earning assets are kept to a minimum due to the fact that Magna projects are typically completed within the span of a year

•                  Over 25 years of experience in property development with Magna

•                  Stable Cash Flow

•                  Long-term, triple-net leases with built-in contractual rent increases provide highly predictable cash flows

•                  Renewal options on leases tied to market rates or inflation

•                  Contractual claims over strong cash flows from key, profit-generating Magna facilities

Lease Maturity Profile

(Percentage of total leased area maturing by year)

A significant portion of MID’s long-term leases do not expire until 2017 and the weighted average lease term to expiry is 10.6 years.

•                  Strong Balance Sheet

•                  Total debt to capitalization ratio of 15% provides financial flexibility to pursue attractive business and investment opportunities

Steady Growth

MID Leaseable Area (Millions of Square Feet)

Over the last seven years, MID’s leaseable area has grown at a compound average rate of 11%.

Annualized Rents (U.S.$ Millions)

Capitalization of Real Estate Business

KEY CUSTOMER

Chrysler 300M assembly line at Thondorf in Graz, Austria.

Magna International Inc.

A Well-Positioned and Financially Strong Tenant

As the most diversified automotive parts supplier in the world, Magna designs, engineers and manufactures a complete range of exterior, interior and powertrain systems. Magna also provides complete vehicle design, engineering, testing, assembly and program management services to its customers, the world’s major automotive Original Equipment Manufacturers (OEMs).

Magna’s operating divisions are grouped along product lines into ten broad areas.

Annualized Lease Payments by Magna Product Area

The majority of MID’s recurring rental income is derived from the industrial plants, R&D centres and corporate offices of Magna, the world’s most diversified automotive parts supplier.

Magna continues to outperform its automotive supply peers because of its:

•                  Unique Entrepreneurial Culture

•                  Decentralized operating structure

•                  Corporate constitution

•                  Technology Leadership

•                  Development of proprietary technology

•                  Both product and process technology

•                  Broadest Product Range

•                  None of Magna’s competitors offers the same depth of product range, which includes complete vehicle competence

•                  Strong Balance Sheet

•                  Magna is A-rated by S&P and DBRS

KEY INVESTMENT

Magna Entertainment Corp.

Setting the Pace for the Future of Live Horseracing and Entertainment

MEC is North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading simulcast suppliers of live racing content.

MEC is a separately traded public company, listed on the Nasdaq National Market and the Toronto Stock Exchange. MEC has a separate Board of Directors and management team.

MID believes that MEC is poised for significant growth as a result of: (i) the addition of alternative gaming facilities at certain of MEC’s racetracks; (ii) the strong underlying value of MEC’s real estate assets; and (iii) MEC’s leading position in horseracing and the provision of horseracing content, which MEC intends to leverage across multiple distribution platforms and by expanding into international markets.

MEC is well-positioned to continue to capitalize on legislative changes in States across the U.S. that will permit racetracks to introduce alternative gaming. In November 2005, MEC opened a casino facility with 650 alternative gaming devices at Remington Park in Oklahoma. During 2005, MEC redeveloped GulfstreamPark, one of its flagship facilities. The new facility opened in January 2006 and is entitled under Florida legislation to operate up to 1,500 Class III slot machines.

Left and above: Gulfstream Park’s recently completed track and grandstand.

By participating in the redevelopment of Gulfstream and Remington through making available long-term construction loans, MID has been able to diversify our Real Estate Business revenue stream.

Several of MEC’s racetrack properties are located in premier urban real estate markets in the U.S. MEC is currently working with third party developers and strategic partners to develop leisure and entertainment or retail-based real estate projects on the excess lands surrounding or adjacent to certain of its premier racetracks. MID is also exploring the possible participation in the development of MEC’s excess lands.

MID describes its relationship with MEC as a strategic relationship because we expect that assisting MEC with certain of its real estate developments and other projects will improve the results of our core Real Estate Business, and will also result in MEC more efficiently executing its core racing and alternative gaming strategies. This, in turn, should have a positive impact on MEC. As owners of 63 million MEC shares, MID shareholders therefore stand to benefit both directly and indirectly from MID’s participation in MEC projects.

Above: Remington Park’s newly completed casino was opened in November 2005 after the passage of State legislation allowing alternative gaming.

FINANCIAL REVIEW AND OTHER INFORMATION

Management’s Discussion and Analysis of Results of Operations and Financial Position	9
Management’s Responsibility for Financial Reporting	38
Report of the Independent Auditors	39
Consolidated Statements of Income (Loss)	40
Consolidated Statements of Cash Flows	42
Consolidated Balance Sheets	44
Notes to Consolidated Financial Statements	45
Corporate Directory and Share Information	Inside Back Cover

Management’s Discussion and Analysis of Operations and Financial Position

For the year ended December 31, 2005

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of MI Developments Inc. (“MID” or the “Company”) summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the year ended December 31, 2005. Unless otherwise noted, all amounts are in United States (“U.S.”) dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This MD&A is prepared as at March 15, 2006. Additional information relating to MID, including the Annual Information Form for fiscal 2005, can be obtained on the Company’s website at www.midevelopments.com and from SEDAR at www.sedar.com.

GENERAL

Overview

MID’s principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties (the “Real Estate Business”). The Company also holds a controlling investment in Magna Entertainment Corp. (“Magna Entertainment” or “MEC”), a publicly-traded company that, based on revenues, is North America’s number one owner and operator of horse racetracks, and one of the world’s leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

MEC’s racetrack properties, which include under-utilized lands adjacent to some of the racing operations, are located in premier urban real estate markets in the United States. MEC plans to develop certain of these under-utilized lands and re-develop certain of the properties used in its racing operations. MID believes that MEC is well-positioned to continue to capitalize on legislative changes in certain states across the United States that will permit racetracks to introduce alternative gaming, as was done in November 2005 at MEC’s Remington Park facility in Oklahoma. MID’s relationship with MEC provides the Real Estate Business with the opportunity to participate in the development or redevelopment of MEC’s lands and properties, including those used in its core racing and alternative gaming operations.

Segments

The Company’s reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company’s operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (Magna Entertainment). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that in the case of the Real Estate Business, the Company’s management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC’s separate board of directors and executive management.

MID controls 96% of the votes attached to MEC’s outstanding stock (representing a 59% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 48% of the Company’s consolidated total assets, excluding MEC’s assets held for sale, as at December 31, 2005 and 82% of the Company’s consolidated revenues from continuing operations for the year ended December 31, 2005. The Company’s consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

Foreign Currencies

Fluctuations in the U.S. dollar’s value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The table below reflects the changes in the average exchange rates during the years ended December 31, 2005 and 2004, as well as the exchange rates as at the end of those periods between the most common currencies in which the Company conducts business and MID’s U.S. dollar reporting currency.

	Average exchange rates for the			Exchange rates
	year ended December 31,			as at December 31,
	2005	2004	Change	2005	2004	Change

1 Canadian dollar equals U.S. dollars	0.826	0.770	7%	0.858	0.831	3%
1 euro equals U.S. dollars	1.244	1.245	—	1.184	1.354	(13)%

The results of Canadian and European operations are translated into U.S. dollars using the average exchange rates for the year as shown in the table above. The changes in these foreign exchange rates for the year impacted the reported U.S. dollar amounts of the Company’s revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company’s policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT EVENTS

MEC Recapitalization Plan and Financings

On December 9, 2004, a wholly-owned subsidiary of MID (the “MID Lender”) entered into a loan agreement to provide project financing facilities to subsidiaries of MEC of $115.0 million (plus costs and capitalized interest) for the reconstruction of facilities at Gulfstream Park racetrack in Florida (the “Gulfstream Park project financing”) and $77.0 million (plus costs and capitalized interest) for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania (the “Meadows project financing”).

On July 22, 2005, MEC announced a recapitalization plan (the “MEC Recapitalization Plan”) intended to recapitalize MEC’s balance sheet by August 2006 through the sale of certain non-strategic assets to generate proceeds of approximately $150.0 million. MEC’s sales of the Flamboro Downs racetrack and the management contract for the Colonial Downs racetrack are the first of such asset dispositions. The expected sale of under-utilized real estate in Palm Beach County, Florida to Toll Bros, Inc. is another component of the MEC Recapitalization Plan. For further discussion of these transactions, see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”. Proceeds realized from asset sales, excluding the sale of Flamboro Downs, will be applied to reduce debt (including amounts owed under the bridge loan discussed below – see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC Bridge Loan”). The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. The proceeds of an MEC equity offering would be used by MEC to further reduce debt and for MEC’s general corporate purposes.

In connection with the MEC Recapitalization Plan, the MID Lender entered into two loan agreements with MEC and certain of its subsidiaries and amended the existing loan agreement (collectively, the “Financing Agreements”). Under the Financing Agreements, the MID Lender provided MEC with a 13-month bridge loan of up to $100.0 million expiring August 31, 2006. Furthermore, the Gulfstream Park project financing and the Meadows project financing facilities were amended by, among other things, (i) terminating the Meadows project financing facility (which was undrawn) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the casino facility being built at Remington Park racetrack in Oklahoma (the “Remington Park project financing”), and (ii) accelerating the time when principal and interest payments on amounts advanced under the project financings will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).

In October 2005, the MID Lender agreed to further amend certain of the Financing Agreements. The Gulfstream Park project financing was amended to recognize that MEC increased the capital budget for the redevelopment of Gulfstream Park by $26.5 million from $145.0 million to $171.5 million, to permit certain changes to the contractor arrangements for the Gulfstream construction project, and to establish the Gulfstream Escrow described below. These amendments did not change the amount of the Gulfstream Park project financing.

The October 2005 amendments to the bridge loan required that (i) the MID Lender waive its negative pledge over certain land located in Ocala, Florida (the “Ocala Land”) owned by certain subsidiaries of MEC, (ii) Gulfstream Park Racing Association, Inc. (“GPRA”), MEC’s subsidiary that owns and operates Gulfstream Park, enter into a definitive agreement with BE&K, Inc. (“BE&K”), parent of Suitt Construction Co., Inc., the general contractor for the Gulfstream Park construction project, for debt financing of up to $13.5 million (the “BE&K Loan”), which is collateralized by the Ocala Land, to be used to pay for construction costs for the Gulfstream Park construction project, (iii) MEC place into escrow (the “Gulfstream Escrow”) with the MID Lender $13.0 million of the Flamboro Downs sale proceeds and such additional amounts as are necessary to ensure that future Gulfstream Park construction costs can be funded, which escrowed amount will be applied against future Gulfstream Park construction costs, (iv) MEC use commercially reasonable efforts to sell The Meadows (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”) and use the proceeds of such sale to pay down the bridge loan, and (v) in the event that MEC did not enter into a definitive agreement prior to December 1, 2005 to sell The Meadows subject only to the approval of the Pennsylvania Harness Racing Commission or had not completed such sale and repaid the bridge loan by January 15, 2006, the MID Lender would be granted mortgages on certain additional properties owned by MEC (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC Bridge Loan”). Upon the closing of the sale of The Meadows by MEC, MEC is also required to put into escrow with the MID Lender the amount required to pre-pay the BE&K Loan. On November 17, 2005, GPRA entered into the BE&K Loan, which had not been drawn upon as at December 31, 2005.

Pursuant to the terms of the bridge loan agreement between the MID Lender and MEC, as well as the terms of MEC’s senior secured revolving bank credit facility in the amount of $50.0 million (the “MEC Credit Facility”), MEC was required to use the net proceeds from the sale of Flamboro Downs (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”) to pay down the principal amount owing under the two facilities in equal portions. However, as part of the October 2005 amendments, both the bank and the MID Lender agreed to waive this repayment requirement. In connection with the bank’s waiver of the repayment requirement, MEC agreed that upon the closing of certain future asset sales, MEC will use approximately $12.0 million from the available proceeds of such sales to repay a portion of the MEC Credit Facility.

MEC Bridge Loan

The bridge loan bears interest, at MEC’s option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate (LIBOR) plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC’s existing lenders. The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan.

The bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC. The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream Park project financing), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders). MEC has also pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provided negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender). The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries.

In February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows subject only to the approval of the Pennsylvania State Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the bridge loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

Under the bridge loan, $50.0 million was made available upon closing of the Financing Agreements for drawdown by MEC and $25.0 million was made available on October 17, 2005. In February 2006, the MID Lender agreed to make the third tranche of the bridge loan in the amount of $25.0 million available to MEC and to waive compliance with the financial covenant contained in the bridge loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC by the bank under the MEC Credit Facility. If the sale of the real estate in Palm Beach County (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”) does not take place on or prior to April 30, 2006, a mortgage in favour of the MID Lender will also be registered against such real estate.

The MID Lender received arrangement fees of $1.0 million at closing and $0.5 million on each of October 17, 2005 and February 10, 2006. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility. During the year ended December 31, 2005, $74.1 million was advanced to MEC under the bridge loan. Subsequent to December 31, 2005, a further $15.0 million was advanced to MEC under the bridge loan.

The bridge loan and the amendments thereto in October 2005 and February 2006 were each approved by the MID board of directors (with Messrs. Stronach and Mills refraining from voting given their positions as directors of MEC) based on recommendations from a Special Committee of independent directors of MID. The Special Committee engaged CIBC World Markets Inc. as independent financial advisors and Goodmans LLP as independent legal advisors. TD Securities Inc. acted as financial advisors, and Davies Ward Phillips & Vineberg LLP acted as legal advisors, to MID.

MEC Project Financing

The Gulfstream Park project financing and the Remington Park project financing are made available by the MID Lender to wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park. Advances under the facilities are made available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility and backstretch and related site works at Gulfstream Park, and the capital expenditures relating to the development, design and construction of the casino facility at Remington Park (including the purchase and installation of gaming devices).

The project financing facilities have a term of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively. Prior to the relevant completion date, amounts outstanding under each facility bore interest at a floating rate equal to 2.55% above MID’s per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each facility bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. At December 31, 2005, the interest rates applicable to the Gulfstream Park project financing and the Remington Park project financing were 7.9% and 10.5%, respectively. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing. Commencing January1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the project financing facilities.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licences and permits (which cannot be subject to security under applicable legislation).

As at December 31, 2005, there was a balance of $97.1 million due under the Gulfstream Park project financing, including $3.7 million of accrued interest. At December 31, 2005, there was a balance of $21.0 million due under the Remington Park project financing, including $0.3 million of accrued interest. Subsequent to December 31, 2005, a further $19.7 million and $8.6 million was advanced to MEC under the Gulfstream Park and Remington Park project financing facilities, respectively.

MEC’s Sales of Non-Strategic Assets

On October 19, 2005, MEC announced the completion of the sale of all of the outstanding shares of Ontario Racing Inc. (“ORI”), a wholly-owned subsidiary of MEC, which owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada. The purchaser, Great Canadian Gaming Corporation (“GCGC”), paid aggregate consideration of $23.6 million and Cdn. $50.7 million in cash and also assumed ORI’s existing debt.

MEC’s long-lived assets and racing licenses are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The purchase price for the transaction described above established a fair value for certain assets of Flamboro Downs and accordingly MEC performed impairment testing of these assets. Based on this analysis, a non-cash impairment charge of $15.0 million before income taxes, or $12.5 million after income taxes, was required for Flamboro Downs’ racing licence in the year ended December 31, 2005.

On September 30, 2005, MEC announced the completion of the sale to Colonial Downs, L.P. of all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. (“MVRC”), MEC’s indirect subsidiary that managed the operations of Colonial Downs, a thoroughbred and standardbred racetrack located in New Kent, Virginia, pursuant to a management agreement. On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest bearing note in the principal amount of $3.0 million.

On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of under-utilized real estate in Palm Beach County, Florida had entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million in cash. The proposed sale is subject to the completion of due diligence by the purchaser by April 3, 2006 (extended from February 28, 2006). The sale agreement contemplates a closing by April 28, 2006.

On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC (“Oaktree” and together with PA Meadows, LLC, “Millennium-Oaktree”), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. The sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum five-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and has vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter.

REAL ESTATE BUSINESS

Overview

The Real Estate Business of MID comprises a global portfolio of 109 income-producing industrial and commercial properties located in 10 countries: Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 26.5 million square feet of leaseable area with a net book value of approximately $1.2 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc.’s operating divisions are grouped along product lines into ten broad product areas: metal body and chassis, closures, electronics, exteriors, interiors, mirrors, powertrain, roof systems, seating, and complete vehicle engineering and assembly (collectively, “Magna”). Magna is the tenant for all but four of the Real Estate Business’ income-producing properties. Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, South America and Asia.

The terms of the Real Estate Business’ lease arrangements with Magna generally provide for the following:

• leases on a “triple-net” basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

• rent escalations based on either fixed-rate steps or inflation;

• renewal options tied to market rental rates or inflation;

• environmental indemnities from the tenant; and

• tenant’s right of first refusal on sale of property.

The weighted average lease term to expiry of the Real Estate Business’ income-producing portfolio at December 31, 2005, disregarding renewal options, is approximately 10.6 years.

Highlights

(in millions, except number of properties and per share information)	2005	2004	Change

Rental revenue	$144.1	$128.7	12%
Interest and other income from MEC	$7.0	$0.1
Net income(1)	$76.4	$52.2	46%
Funds from operations (“FFO”)(1),(2)	$113.6	$90.6	25%
Diluted FFO per share(1),(2)	$2.35	$1.88	25%
Number of income-producing properties	109	107	2%
Leaseable area (millions sq.ft.)	26.5	25.6	4%
Annualized lease payments (“ALP”)(3)	$145.6	$141.9	3%
Income-producing property, gross (“IPP”)	$1,391.4	$1,385.1	—
ALP as percentage of IPP	10.5%	10.2%

(1)          The Real Estate Business’ results for the year ended December 31, 2005 include (i) the recognition of a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005, and (ii) a $0.6 million future tax recovery resulting from a change in the tax rate in Mexico. Excluding the impact of these items for the year ended December 31, 2005, the Real Estate Business’ net income was $75.8 million, FFO was $110.5 million and diluted FFO per share was $2.29. The Real Estate Business’ results for the year ended December 31, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs related to the Company’s decision that it would not proceed with its offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID (the “Proposed MEC Privatization”), and (iii) a $1.4 million net future income tax charge resulting from changes in European tax rates. Excluding the impact of these items for the year ended December 31, 2004, the Real Estate Business’ net income was $61.0 million, FFO was $97.9 million(2) and diluted FFO per share was $2.03.

(2)          The Real Property Association of Canada (“RealPac”) announced a change in its published definition of FFO for financial periods commencing January 1, 2005, which change has been adopted by the Company. FFO for 2004 has been restated to conform with this new definition. Prior to adoption of this new definition, the calculation of FFO excluded stock-based compensation expense and the straight-line rent adjustment. FFO for 2005 and the restated FFO for 2004 now include these two components. FFO and diluted FFO per share previously reported for the year ended December 31, 2004 were $92.7 million ($98.8 million excluding the employee settlement and Proposed MEC Privatization expenses) and $1.92 per share ($2.05 per share excluding the employee settlement and Proposed MEC Privatization expenses), respectively. FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the table under the heading “REAL ESTATE BUSINESS – Real Estate Business Results of Operations – Funds From Operations”.

(3)          Annualized lease payments represent what the total annual rent of the Company would be if the lease payments as at the last day of the fiscal year were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at December 31 as noted previously in the table under the heading “GENERAL – Foreign Currencies”.

Real Estate Business Results of Operations

Rental Revenue

Rental revenue, year ended December 31, 2004	$128.7
Completed projects on-stream	9.6
Effect of changes in foreign currency exchange rates	2.7
Contractual rent increases	2.6
Subsidies and other	0.5

Rental revenue, year ended December 31, 2005	$144.1

Projects representing 1.2 million square feet of leaseable area, brought on-stream part way through 2004, contributed $5.4 million of additional revenue in 2005. Similarly, during 2005, 1.0 million square feet were brought on-stream, contributing $4.2 million of revenue (see “REAL ESTATE BUSINESS – Real Estate Business Results of Operations – Annualized Lease Payments” for further details of projects brought on-stream in 2005).

Contractual rent increases on 35 properties contributed $2.6 million in additional revenue in 2005.

Changes in foreign exchange rates resulted in a $2.7 million increase in the reported U.S. dollar amount of rental revenues, primarily due to the strengthening of the average exchange rate for the Canadian dollar against the U.S. dollar.

Interest and Other Income from MEC

Interest and other income from MEC of $7.0 million for the year ended December 31, 2005 represents the interest and fees charged to MEC and certain of its subsidiaries in relation to the Financing Agreements. For the year ended December 31, 2004, interest income from MEC was only $0.1 million as none of the Financing Agreements were established until December 9, 2004.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2005 were $22.3 million, compared to $25.5 million for the year ended December 31, 2004, a decrease of $3.2 million or 13%. General and administrative expenses for 2005 include $5.4 million of costs incurred in association with the Company’s review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder and defence against the related litigation (see “SIGNIFICANT EVENTS – Litigation”). General and administrative expenses for 2004 included $7.0 million of employee settlement costs and $2.7 million of costs related to the Proposed MEC Privatization. Excluding these costs from the results of 2004 and 2005, general and administrative expenses were $16.9 million in 2005 and $15.8 million in 2004. This increase of $1.1 million over the prior year is due primarily to $0.6 million of costs associated with the Company’s contribution to a not-for-profit organization established by Magna to assist the victims of Hurricane Katrina (see “REAL ESTATE BUSINESS – Real Estate Business – Real Estate Assets – Properties Held for Development” for further details) and the strengthening of the Canadian dollar against the U.S. dollar.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 8% to $36.9 million for the year ended December 31, 2005 from $34.2 million in the prior year primarily due to $2.7 million of additional depreciation from projects brought on-stream.

Interest Expense (Income), net

Net interest expense was $6.5 million in the year ended December 31, 2005, compared to net interest income of $1.0 million for the year ended December 31, 2004. The increase in net interest expense relates to interest incurred on the Company’s Cdn. $265.0 million of Senior Unsecured Debentures issued in December 2004 (the “Debentures”), partially offset by $1.2 million of interest capitalized related to projects under development and $6.4 million of interest income.

Gain on Disposal of Real Estate

For the year ended December 31, 2005, the Real Estate Business recognized a net gain of $10.3 million on the disposal of three properties held for sale and two income-producing properties. The Company’s 2005 income tax expense includes a provision of $3.6 million related to these disposals. The Company recognized a $0.2 million gain on the disposal of vacant land for the year ended December 31, 2004.

Income Taxes

For the year ended December 31, 2005, the Real Estate Business’ income tax expense was $19.3 million, representing an effective income tax rate of 20.2%. Excluding the $0.6 million future tax recovery in the fourth quarter of 2005 related to the decline in the tax rate in Mexico and the income tax expense from the gain on disposal of real estate during the year, the Real Estate Business’ income tax expense for 2005 was $16.3 million, representing an effective tax rate of 19.1%. Excluding the employee settlement and Proposed MEC Privatization expenses in 2004, and a net future income tax charge of $1.4 million resulting from changes in European tax rates, the Real Estate Business’ effective tax rate was 23.7% in 2004. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. The decrease in the effective tax rate is due primarily to an increase in the amount of the Real Estate Business’ taxable income earned in countries with lower tax rates and tax rate reductions in Germany and Austria.

Net Income

The Real Estate Business’ net income for the year ended December 31, 2005 was $76.4 million, an increase of $24.2 million or 46% over the prior year amount of $52.2 million. Excluding net gains on the sale of real estate and the related income tax expense, net income increased by $17.6 million due to increased revenues of $22.3 million, a $3.2 million reduction in general and administrative expenses and reduced income tax expense of $2.2 million. These increases to net income were partially offset by an increase in depreciation and amortization of $2.7 million and increased net interest expense of $7.4 million.

Funds From Operations

(in thousands, except per share information)	2005	2004 Restated(2)	Change

Net Income(1)	$76,435	$52,263	46%
Add back (deduct) non-cash items:
Depreciation and amortization	36,896	34,211	8%
Future income taxes(3)	6,930	4,350	59%
Gain on disposal of real estate(4)	(6,687)	(216)

FFO	$113,574	$90,608	25%
Diluted FFO per share	$2.35	$1.88	25%
Diluted shares outstanding	48,319	48,195

(1)      Refer to footnote 1 under “REAL ESTATE BUSINESS – Highlights”.

(2)          Refer to footnote 2 under “REAL ESTATE BUSINESS – Highlights”.

(3)          In the U.S. the definition of FFO prescribed by the National Association of Real Estate Investment Trusts (“NAREIT”) does not add back (deduct) future income tax expense (recovery). There are no other significant differences between the Canadian definition of FFO, as prescribed by RealPac, and the U.S. definition prescribed by NAREIT.

(4)          The gain on disposal of real estate for the year ended December 31, 2005 is deducted in the computation of FFO net of related current income tax expense of $3.6 million.

Excluding a $3.1 million current tax recovery related to accelerated depreciation recognized in 2005 (which was offset by an equal future tax expense), the $7.0 million ($4.9 million net of income taxes) of employee settlement expenses and $2.7 million ($2.4 million net of income taxes) of costs related to the Proposed MEC Privatization incurred in 2004, FFO for the year ended December 31, 2005 was $110.5 million, an increase of $12.6 million or 13% over FFO of $97.9 million for the year ended December 31, 2004. The improvement in FFO is due to a revenue increase of $22.3 million and a $4.2 million decrease in current income tax expense, partially offset by a $6.5 million increase in general and administrative expenses and an increase in net interest expense of $7.4 million.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2004	$141.9
Completed projects on-stream	7.5
Contractual rent increases	2.4
Effect of changes in foreign currency exchange rates	(5.5)
Subsidies and other	(0.7)
Annualized lease payments, as at December 31, 2005	$145.6

Annualized lease payments at December 31, 2005 were $145.6 million, an increase of $3.7 million or 3% compared to annualized lease payments of $141.9 million at December 31, 2004. Annualized lease payments increased by $7.5 million from completed projects, all leased to Magna, which were brought on-stream, including (i) a 253 thousand square foot facility acquired from a third party and then significantly expanded in Mississauga, Ontario, which increased annualized lease payments by $1.8 million, (ii) the completion of the remaining 221 thousand square feet of the 938 thousand square foot Bowling Green, Kentucky facility, which increased annualized lease payments by $2.2 million, (iii) the completion of a 150 thousand square foot greenfield facility in Muncie, Indiana, which increased annualized lease payments by $0.8 million, (iv) the completion of ten expansion projects with 259 thousand square feet of leaseable area, which contributed $1.9 million, (v) the acquisition from a third party of a 131 thousand square foot building in Brampton, Ontario, which contributed $0.6million, and (vi) refurbishments to existing facilities, which contributed $0.2 million. Contractual rent increases during the year resulted in a $2.4 million increase in annualized lease payments. These increases were partially offset by a net reduction in annualized lease payments of $5.5 million due to the foreign exchange impact arising primarily from the strengthening in value of the U.S. dollar against the euro at December 31, 2005, compared to December 31, 2004, and $0.7 million due to subsidies received from governments and other adjustments.

The annualized lease payments by currency at December 31, 2005 and December 31, 2004 were as follows:

	December 31, 2005		December 31, 2004
euro	$57.0	39%	$62.8	44%
Canadian dollar	46.8	32	40.9	29
U.S. dollar	39.7	27	35.9	25
Other	2.1	2	2.3	2
	$145.6	100%	$141.9	100%

Real Estate Business Statements of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $107.7 million in the year ended December 31, 2005, compared to $92.8 million in the year ended December 31, 2004. The increase of $14.9 million is due primarily to an increase in net income of $24.2 million, partially offset by a $9.2 million decrease in non-cash items due primarily to $10.1 million of higher gains on disposal of real estate in 2005 compared to 2004.

For the year ended December 31, 2005, the Real Estate Business generated cash of $2.4 million from changes in non-cash balances, compared to $13.8 million of cash generated from changes in non-cash balances in 2004. This decrease of $11.4 million over the prior year is due primarily to $2.3 million of increased accounts receivable collected in the prior year and $18.1 million of increased payments of accounts payable and accrued liabilities in the current year, partially offset by increases in deferred revenue of $9.8 million. The increased payments of accounts payable and accrued liabilities resulted from an increased level of real estate development costs and corporate costs payable at the end of December 31, 2004 compared to December 31, 2003 and December 31, 2005. The increase in deferred revenue results from $1.3 million of deferred fees charged in 2005 to MEC in relation to the Financing Agreements and amendments thereto, as well as the timing of rent collections.

Cash Used In Investing Activities

For the year ended December 31, 2005, the Real Estate Business, through the MID Lender, advanced $161.9 million to MEC and its subsidiaries under the Financing Agreements and spent $67.6 million on real estate property expenditures. These cash outflows were partially offset by $26.6 million of proceeds from (i) the sale of five properties and (ii) the return to the Company of a deposit held in trust of $7.4 million in connection with a property owned by a third party landlord and occupied by a division of Magna pursuant to a lease which contained an option to purchase in favour of Magna. The lease and option to acquire this property existed prior to the time of the Company’s spin-off from Magna. Magna attempted to exercise the option in the lease prior to the option exercise period with the expectation that the Company would acquire this property and lease it back to Magna. In August 2005, Magna purchased the property to resolve certain option and lease related issues with the third party landlord. As a result, the amount held in trust was returned to the Company.

Cash Used in Financing Activities

In the year ended December 31, 2005, the Real Estate Business generated $2.6 million of cash from the issuance of 100 thousand Class A Subordinate Voting Shares upon the exercise of stock options. The Company also paid out dividends of $26.1 million in 2005. For further details regarding dividends, refer to the section entitled “DIVIDENDS”.

Real Estate Business – Real Estate Assets

Overview

The Real Estate Business’ real estate assets are comprised of income-producing properties, properties under development, properties held for development, and properties held for sale. The net book values of the Real Estate Business’ real estate assets are as follows:

	December 31, 2005	December 31, 2004
Income-producing properties	$1,170.5	$1,189.4
Properties held for development	100.4	105.4
Properties under development	13.9	31.5
Properties held for sale	23.9	31.4
Real estate properties, net	$1,308.7	$1,357.7

Income-Producing Properties

At December 31, 2005, the Real Estate Business had 109 income-producing properties under operating leases, representing 26.5 million square feet of leaseable area. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules for assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna. The income-producing portfolio is situated in Austria, Canada, the U.S., Germany, Mexico and five other European countries.

The book value of the income-producing portfolio by country as at December 31, 2005 was as follows:

	Book Value	Percent of Total
Canada	$379.7	32%
Austria	324.7	28
U.S.	251.8	22
Germany	106.9	9
Mexico	70.1	6
Other European countries	37.3	3
	$1,170.5	100%

Properties Under Development

At December 31, 2005, there were eight properties under development, including five in Canada, two in Austria and one in the Czech Republic. These developments are expansions to existing facilities and will add 0.3 million square feet to the Real Estate Business’ income-producing portfolio when completed. The total anticipated costs related to these projects are approximately $25.4 million, of which $13.9 million had been incurred as of December 31, 2005.

Properties Held for Development

At December 31, 2005, the Real Estate Business had 1,473.9 acres of land with a net book value of $100.4 million held for future development. Included in this amount is 790.7 acres of land in Simmesport, Louisiana that the Company purchased for $2.4 million. The Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist the victims of Hurricane Katrina with charitable funding coming from Magna and other Canadian sponsors. The remaining parcel of land will be leased to the not-for-profit organization for a period of five years at a nominal cost. Excluding the Louisiana lands, the company holds 683.2 acres of land with a net book value of $98.0 million, compared to 719.5 acres of land with a net book value of $105.4 million at December 31, 2004. This $7.4 million difference in the net book value of properties held for development is due primarily to the following:

• as described previously, the return to the Company of a deposit held in trust of $7.4 million; and

• the transfer of land with net book value of $2.2 million into income-producing property;
partially offset by additional development costs incurred on existing properties of $2.0 million.

Properties Held for Sale

At December 31, 2005, properties held for sale had a net book value of $23.9 million, compared to a net book value of $31.4 million at December 31, 2004. The decrease in book value was caused primarily by the disposal of vacant land during the year. Properties held for sale include four parcels of vacant land in North America totalling 305.1 acres with a net book value of $20.4 million.

Real Estate Business Supplementary Quarterly Financial Data (Unaudited)

(in thousands, except per share information)

Year Ended December 31, 2005	March 31	June 30	September 30	December 31	Total
Rental revenue	$35,974	$35,511	$36,159	$36,473	$144,117
Interest and other income from MEC	510	706	1,992	3,809	7,017
Net income(1)	16,414	22,296	18,722	19,003	76,435
FFO(1)	26,493	26,377	31,961	28,743	113,574
Basic and diluted FFO per share(1)	$0.55	$0.55	$0.66	$0.60	$2.35

Year Ended December 31, 2004	March 31	June 30	September 30	December 31	Total
Rental revenue	$32,257	$31,121	$31,398	$33,911	$128,687
Interest income from MEC	—	—	—	85	85
Net income(1)	11,269	11,905	11,513	17,576	52,263
FFO(1),(2)	20,935	23,254	19,844	26,575	90,608
Basic and diluted FFO per share(1),(2)	$0.43	$0.48	$0.41	$0.55	$1.88

(1) Refer to footnote 1 under “REAL ESTATE BUSINESS — Highlights”.

(2) Amounts have been restated to reflect RealPac’s revised definition of FFO - refer to footnote 2 under “REAL ESTATE BUSINESS - Highlights” for further details.

MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, and Ebreichsdorf, Austria. Based on revenues, MEC is North America’s number one owner and operator of horse racetracks, and is one of the world’s leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, one standardbred (harness racing) racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. As mentioned previously, in October 2005, MEC completed the sale of Flamboro Downs, a standardbred racetrack, and in September 2005, MEC completed the sale of its interest in MVRC, which managed the operations of Colonial Downs, a thoroughbred and standardbred racetrack. On December 31, 2004, MEC ceased operations at Bay Meadows and Multnomah Greyhound Park as these were operations in leased facilities and the leases were not renewed for 2005. In addition, MEC operates off-track betting (“OTB”) facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™ (“HRTV™”), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network (“RTN”). MEC is in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HRTV™. HRTV™ is currently distributed to more than 12 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC’s racetracks and other racetracks, via private direct to home satellite, to paying subscribers. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC’s racetracks and other U.S. racetracks that have agreed to participate in MEC’s international distribution network to locations outside North America. MEC also owns a 30% equity interest in AmTote International, Inc. (“AmTote”), a provider of totalisator services to the parimutuel industry. To support certain of MEC’s thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to its racetracks, MEC owns a significant real estate portfolio, which includes two golf courses and related recreational facilities, as well as three residential developments in various stages of development in Austria, the United States and Canada. As mentioned previously, in November 2005, MEC announced that it had entered into an agreement to sell approximately 157 acres of under-utilized real estate in Palm Beach County, Florida. The proposed sale is subject to the completion of due diligence by the purchaser by April 3, 2006 and the sale agreement contemplates a closing by April 28, 2006. MEC is also working with potential developers and strategic partners for the development of leisure and entertainment or retail-based real estate projects on the under-utilized land surrounding, or adjacent to, certain of MEC’s premier racetracks. MEC has entered into a Limited Liability Company Agreement with Forest City Enterprises, Inc. (“Forest City”) with respect to the planned development of “The Village at Gulfstream Park™”, a mixed-use retail, entertainment and residential project on a portion of the Gulfstream Park property (see further discussion below). While MEC is exploring the development of some of its real estate, MEC intends to continue to sell its remaining property held for sale (which had a book value of $2.5 million as at December 31, 2005) and may also sell its residential developments and certain other real estate in order to generate additional capital for its racing and gaming business.

Recent Developments and Initiatives

On February 27, 2006, MEC announced the formation of PariMax Inc., a new company to oversee the development of MEC’s various electronic distribution platforms including XpressBet®, HRTV™, MagnaBet™, RaceONTV™ and MEC’s 30% stake in AmTote. PariMax Inc. will focus on the development of complete wagering solutions and will concentrate on serving the global wagering market by developing product lines which meet the needs of both distribution partners and end consumers worldwide.

On January 9, 2006, MEC announced that it had entered into a memorandum of understanding with Churchill Downs Incorporated (“CDI”) and Racing UK, a media rights company and subscription television channel owned by 31 British racecourses, for media rights and to develop a subscription television channel to broadcast races from MEC and CDI racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. The new international television channel would be branded “Racing World”. MEC has announced that the subscription channel could launch as early as the summer of 2006.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors that will determine the viability and profitability of such an operation at MEC’s racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licences, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on acceptable terms, and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. Alternative gaming legislation passed in each of Pennsylvania and Oklahoma in 2004 and in Florida in early 2006.

(a) Florida

On December 8, 2005, MEC announced that the Florida Legislature had passed legislation authorizing the operation of slot machines within existing, licensed Broward County pari-mutuel facilities that have conducted live racing or games during each of 2002 and 2003. MEC’s Gulfstream Park racetrack, located in Broward County, is a licensed pari-mutuel facility that has conducted live racing during each of 2002 and 2003. Under the legislation, each qualifying facility will be entitled to offer up to 1,500 Class III slot machines, subject to a state tax rate of 50% on gross gaming revenues (“GGR”). Each facility will also be subject to a $3.0 million annual licence fee intended to cover administrative costs. In addition, each facility has entered into separate contracts under which Broward County and the city in which the facility conducts pari-mutuel gaming will receive an aggregate of 3.2% of that facility’s GGR not exceeding $250.0 million and 4.5% of that facility’s GGR in excess of $250.0 million. On January 4, 2006, the Governor of Florida signed the legislation into law. The Division of Parimutuel Wagering will oversee the conduct of slot machine operations and will be required to develop the governing rules and regulations within 180 days of the legislation’s effective date, failing which the facilities will be entitled to operate pursuant to temporary licences. MEC is currently considering redevelopment opportunities with respect to a slot facility at Gulfstream Park.

(b) Oklahoma

On November 21, 2005, MEC opened a gaming facility with 650 electronic gaming machines at Remington Park, MEC’s Oklahoma City racetrack. Under the terms of the applicable legislation, gaming operations at the racetrack are permitted for up to 18 hours per day, not to exceed 106 hours per week. The distribution of revenues from the racetrack’s electronic gaming operations will vary based on the annual gross revenues of the racetrack from gaming less all monetary payouts (“Adjusted Gross Revenues”). The legislation allocates between 10% and 30% of the Adjusted Gross Revenues to the State, between 20% and 30% for the benefit of the horsemen and the remaining 50% to 60% to the racetrack, out of which the racetrack operator will pay its capital and operating costs. Remington Park may be eligible for an additional 50 machines in each of 2008 and 2010. It is anticipated that the gaming facility will improve Remington Park’s operating results.

(c) Pennsylvania

The Pennsylvania Race Horse Development and Gaming Act was passed and signed into legislation in July 2004. This legislation authorizes the granting of slot machine licences to up to seven Category 1 licensed facilities (i.e. racetracks) and up to five Category 2 licensed facilities (i.e. non-tracks), along with limited licences to up to two Category 3 licensed facilities (i.e. resort hotels). Those racetracks and non-track facilities which successfully apply for slot machine licences will be permitted to operate between 1,500 and 3,000 slot machines each, subject to future expansion of up to 2,000 additional machines per facility upon the approval of the Pennsylvania Gaming Control Board. The licensed resort facilities will be permitted to operate, on a limited basis, up to 500 machines each.

Each racetrack slot machine licensee in Pennsylvania will be required to pay 34% of its daily gross revenues from gaming less all monetary payouts (“Gross Terminal Revenues”) to the State Gaming Fund, 4% of its Gross Terminal Revenues as a local share assessment, 5% of its Gross Terminal Revenues to the Pennsylvania Gaming Economic Development and Tourism Fund and a maximum of 12% of its Gross Terminal Revenues to a pool (the “Horsemen Pool”) for distribution to each racetrack’s horsemen, in the form of purses and other awards. Non-track and resort facilities will be bound to make the same percentage distributions but, since they do not conduct horse racing, they will contribute to the Horsemen Pool that portion of their Gross Terminal Revenues which is equal, on a pro rata basis, to the amount contributed to the Horsemen Pool by Category 1 licensees. The Horsemen Pool will then be allocated among the horsemen at each of the Category 1 licensed facilities, with the intention of providing payments to the horsemen at each racetrack which are equivalent to 18% of that track’s Gross Terminal Revenues.

All racetrack licensees offering slot machines in Pennsylvania must pay an upfront fee of $50.0 million and will be required to commit a minimum of $5.0 million over a five-year period, and a minimum of $0.25 million annually for five years thereafter, for improvements and maintenance of its backstretch. The legalization of alternative gaming at Pennsylvania racetracks is anticipated to have a significant positive impact on purses. MEC has submitted an application for a Conditional Category 1 slot licence in connection with, and reflecting, the transaction announced on November 9, 2005 with Millennium-Oaktree (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets”).

The redevelopment of Gulfstream Park, which commenced in 2004, continued through 2005. The project includes significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course, which was completed prior to the start of the 2005 race meet. The project also includes the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. As mentioned previously, the capital budget for the redevelopment of Gulfstream Park has been increased from $145.0 million to $171.5 million, which MEC is partially financing through the $115.0 million Gulfstream Park project financing facility (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings”). The most significant portion of the budget increase relates to the construction of the clubhouse as a result of additional material and labour costs, changes to scope and damage and delays resulting from recent hurricanes. As discussed previously, funding for the additional costs at Gulfstream Park will be provided pursuant to the BE&K Loan of up to $13.5 million. Since the project included the demolition of a substantial portion of the existing buildings and related structures, temporary facilities were erected to house the 2005 race meet and best efforts were made to minimize the disruption to the live racing operations. However, as with any disruption to the racing operations during a race meet, revenues and earnings generated during the 2005 race meet were negatively impacted compared to prior year results. On October 24, 2005, South Florida was struck by Hurricane Wilma and Gulfstream Park sustained damage. Despite the hurricane damage, Gulfstream Park opened in a limited capacity for its 2006 live race meet on January 4, 2006. Construction is on-going and MEC is attempting to complete the facility promptly while minimizing interference with the 2006 live race meet. The interference with the racing operations is expected to result in a reduction in revenues and earnings generated at Gulfstream Park during the meet.

On May 17, 2005, one of MEC’s wholly-owned subsidiaries was awarded a licence to construct and operate a horse racetrack in the Greater Detroit area. The licence is subject to a number of conditions, including among others, the commencement of construction of a racetrack at the proposed site no later than September 1, 2007 and the commencement of live racing no later than October 1, 2009. The proposed site for the new racetrack is in the City of Romulus, Michigan on a property which is situated less than two miles from the Detroit Metropolitan Airport and less than 25 miles from the center of the business districts of both Detroit and Ann Arbor. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, one of MEC’s subsidiaries entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns the land in Romulus, Michigan for $33.5 million. The option was set to expire on June 30, 2005. However, during the year ended December 31, 2005, the option agreement was extended to February 28, 2006. The option has subsequently been further extended to April 3, 2006. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of certain costs that have been incurred with respect to this specific property. At December 31, 2005, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site.

In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC’s accounts payable and accrued liabilities on the Company’s consolidated balance sheets. In 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of “The Village at Gulfstream Park™”. The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To December 31, 2005, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. The Limited Liability Company Agreement further contemplates additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain MEC affiliates to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which has been extended by mutual agreement of the parties to March 29, 2006. MEC has expended $1.8 million on this initiative, of which $1.4 million was paid in the year ended December 31, 2005. These amounts have been included in MEC’s fixed assets on the Company’s consolidated balance sheets. MEC is continuing to explore these development opportunities, but to December 31, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To December 31, 2005, it has not made any such payments.

The lease on MEC’s Bay Meadows site expired December 31, 2004, and as a result, MEC is continuing to explore alternative venues, including vacant land that MEC purchased in Dixon, California, for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project is still in the early stages of planning and is subject to regulatory and other approvals.

Seasonality

Most of MEC’s racetracks operate for prescribed periods each year. As a result, MEC’s racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC’s largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC’s racing operations have historically operated at a loss in the second half of the year, with MEC’s third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC Results of Operations

Basis of Presentation

The following discussion is based on MEC’s actual results of operations included in MID’s consolidated statements of income (loss) for the years ending December 31, 2005 and 2004.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC’s racing business. In 2005, MEC operated its largest racetracks for 99 fewer live race days than in the prior year, primarily due to the expiration of MEC’s lease of Bay Meadows and fewer live race days at Golden Gate Fields and Gulfstream Park due to reductions in awarded live race days, partially offset by the resumption of the quarter horse meet at Lone Star Park in 2005, which was cancelled in the prior year as the track hosted the 2004 Breeder’s Cup™. MEC’s other racetracks operated 24 fewer live race days in 2005 compared to the prior year, primarily due to a desired reduction in live race days at Great Lake Downs.

Set forth below is a list of MEC’s total live race days by racetrack for the years ended December 31, 2005 and 2004.

	2005	2004
Largest Racetracks:
Santa Anita Park(1)	85	84
Gulfstream Park	86	91
Golden Gate Fields	96	105
Bay Meadows(2)	—	104
Laurel Park	135	58
Lone Star Park	100	81
Pimlico Race Course	59	137
	561	660

Other Racetracks(3):
The Meadows	206	206
Thistledown	185	183
Remington Park	98	93
Portland Meadows	70	78
Great Lakes Downs	100	118
Magna Racino™	45	50
	704	728

Total	1,265	1,388

(1)      Excludes The Oak Tree Meet, which consisted of 31 days in 2005 and 26 days in 2004.

(2)      The lease on the Bay Meadows site expired December 31, 2004.

(3)          Flamboro Downs had 203 live race days to the date of its sale on October 19, 2005, compared to 258 live race days in the full year ended December 31, 2004. The results of Flamboro Downs have been reported as discontinued operations in the consolidated financial statements.

There are also many other factors that have a significant impact on MEC’s racetrack revenues. Such factors include, but are not limited to: the level of wagering per customer on MEC’s racing content on-track, at inter-track simulcast locations and at OTB facilities; attendance at MEC’s racetracks, inter-track simulcast locations and OTB facilities; activity through MEC’s XpressBet® and MagnaBet™ systems; the number of races conducted at MEC’s racetracks and at racetracks whose signals MEC imports; the average field size per race; MEC’s ability to attract the industry’s top horses and trainers; inclement weather; and changes in the economy.

MEC’s total revenues in 2005 were $639.3 million, including $613.0 million from racing and gaming operations and $26.3 million from other operations. This compares to revenues of $696.1 million in 2004, which included $672.5 million from racing operations and $23.6 million from other operations.

The revenue decrease of $59.5 million, or 9%, in MEC’s racing and gaming operations is primarily attributable to:

• revenues in MEC’s California operations being below the prior year period by $69.3 million due primarily to:

•                  the expiry of the Bay Meadows lease on December 31, 2004;

•                  nine fewer live race days at Golden Gate Fields due to a change in the racing calendar; and

•                  lower levels of handle and gross wagering at Santa Anita Park as a result of significant rainfall in Southern California in the first quarter of 2005, which resulted in the cancellation of a live race day and significantly reduced the number of races on the turf course (turf course races typically generate higher levels of wagering);

• revenues in MEC’s Florida operations being lower than in the prior year by $5.5 million due primarily to the interruption of the racing operations as a result of the redevelopment project at Gulfstream Park, which required the live race meet conducted in the first half of 2005 to be operated out of temporary facilities;

•                  revenues in MEC’s Northern U.S. operations being lower than in the prior year by $1.5 million due primarily to the expiry of the Multnomah Greyhound Park lease on December 31, 2004; and

•                  revenues in MEC’s Southern U.S. operations being lower than in the prior year by $1.2 million due primarily to reductions in attendance and wagering at Lone Star Park due to increased competition from nearby casinos, decreased horse population as a result of intense competition for horses and higher purse offerings at neighbouring tracks, partially offset by increases in gaming revenues at Remington Park with the opening of its casino facility in late November 2005;

partially offset by:

•                  revenues at Maryland being $8.7 million higher than in the prior year due to a record-setting Preakness® in terms of admissions, handle and wagering, and as a result of the new turf course at Laurel Park which, since being available for racing, has resulted in increased field sizes and increased handle;

•                  $5.4 million of increased revenues in 2005 over the prior year in MEC’s European operations due to the opening of the Magna Racino™ in the second quarter of 2004 and increased wagering activity through MagnaBet™; and

•                  $1.4 million of increased revenues over the prior year in MEC’s Technology operations due to increased wagering activity through XpressBet® and additional advertising revenues generated by HRTV™.

The $2.7 million increase in revenue from other operations is primarily due to an additional $1.4 million of revenues on sales of housing units and lots in MEC’s European residential real estate development and increased revenues at MEC’s Magna Golf Club as a result of increased membership activity.

Purses,Awards and Other

Purses, awards and other expenses decreased 8% to $306.3 million in 2005 from $331.8 million in 2004, primarily due to the expiry of the Bay Meadows and Multnomah Greyhound Park leases, fewer live race days at Golden Gate Fields and decreased wagering at Santa Anita Park, Gulfstream Park and Lone Star Park for reasons noted previously, partially offset by an increase in pari-mutuel taxes at XpressBet® as a result of a $1.6 million provision for state pari-mutuel taxes for 2003, 2004 and 2005, which was recorded in 2005.

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses increased from 61% in 2004 to 62% in 2005, primarily due to lower gross wagering revenues and the increase in pari-mutuel taxes at XpressBet® as noted above.

Operating Costs

Operating costs principally include salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs decreased by $27.0 million, or 8.4%, to $295.9 million in 2005, primarily due to:

•                  a decrease of $23.3 million in MEC’s California operations primarily as a result of the expiry of the Bay Meadows lease;

•                  a decrease of $2.9 million in MEC’s Northern U.S. operations primarily due to the expiry of the Multnomah Greyhound Park lease on December 31, 2004;

•                  a decrease of $1.7 million in MEC’s Southern U.S. operations primarily due to reduced marketing costs and other expense reductions at Lone Star Park, partially offset by increases in operating costs related to the casino facility at Remington Park which opened in late November 2005; and

•                  an $8.6 million decrease in predevelopment and pre-opening costs due primarily to $7.2 million less being spent in 2005 than in 2004 in the pursuit of alternative gaming opportunities and $2.7 million spent in 2004 on the development of a simplified wagering machine, partially offset by $2.2 million of pre-opening costs incurred in 2005 in relation to the opening of the Remington Park casino facility;

partially offset by:

•                  an increase of $3.2 million in MEC’s Florida operations as cost savings and expense reductions were offset by $5.7 million of costs related to the temporary facility at Gulfstream Park; and

•                  an increase of $3.1 million in MEC’s Maryland operations primarily due to a $1.9 million provision for an amount due from the horsemen with respect to their contribution to the costs of simulcasting in 2004 and 2005, as well as increased costs incurred to generate additional revenues at the Preakness®.

Operating costs amounted to 46% of MEC’s total revenues in each of 2004 and 2005.

General and Administrative Expenses

MEC’s general and administrative expenses were $65.3 million in 2005, compared to $68.8 million in 2004. The decrease of $3.5 million is primarily due to a decrease of $5.4 million as a result of the expiry of the Bay Meadows lease, partially offset by an increase of $2.3 million in MEC’s European operations due to the start-up during 2004 of certain of MEC’s European operations compared to a full period of operations in 2005. General and administrative expenses amounted to 10% of MEC’s total revenues in each of 2004 and 2005.

Depreciation and Amortization Expense

Depreciation and amortization increased $2.6 million from $37.4 million in 2004 to $40.0 million in 2005, primarily due to increased depreciation in MEC’s European operations primarily at the Magna Racino™, which commenced operations and depreciation of fixed assets on April 4, 2004, and additional depreciation from recent fixed asset additions.

Interest Expense, net

MEC’s net interest expense for 2005 increased by $13.6 million over the prior year to $37.4 million. The higher net interest expense is primarily attributable to increased borrowings on the MEC Credit Facility and on MEC’s bridge loan with the MID Lender and in MEC’s European and golf operations. In 2005, $5.9 million of interest was capitalized with respect to projects under development, compared to $4.0 million in 2004.

Write-down of Long-lived and Intangible Assets

During 2004, MEC commenced a major redevelopment of the Gulfstream Park racetrack and the redevelopment of racing surfaces at Laurel Park. As a result, MEC recognized a non-cash write-down of $26.3 million related to Gulfstream Park’s long-lived assets and $0.4 million related to Laurel Park’s long-lived assets.

Gains on Disposal of Real Estate

In 2004, MEC sold four non-core real estate properties for proceeds of $16.6 million and realized a gain on disposal of $9.6 million.

Income Tax

MEC recorded an income tax recovery of $0.4 million on a loss before dilution and other gains, income taxes and minority interest of $105.6 million for 2005, compared to an income tax recovery of $4.1 million on MEC’s loss before dilution and other gains, income taxes and minority interest of $105.6 million in 2004. The income tax recovery for 2005 primarily relates to certain Austrian income tax losses benefited, partially offset by income tax expense recognized by certain U.S. operations. The tax recovery in 2004 included a future tax recovery of $5.1 million due to a reduction in enacted income tax rates in Austria, which resulted in a revaluation of MEC’s European net future tax liabilities, partially offset by income tax expense recognized by certain U.S. operations. MEC did not recognized the benefit of tax losses in 2005 or 2004 for the majority of its operations.

Discontinued Operations

Discontinued operations in 2005 and 2004 include the operations of Flamboro Downs and MVRC. As disclosed in note 3 to the consolidated financial statements, MEC had a net loss before minority interest from discontinued operations of $2.2 million in 2005 compared to net income before minority interest from discontinued operations of $3.2 million in 2004. The decrease in results from discontinued operations over the prior year is primarily from a non-cash impairment charge of $15.0 million that was required for Flamboro Downs’ racing licence, partially offset by a $9.8 million gain recognized on the disposition of the investment in MVRC on September 30, 2005 (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets” ). The Company recognized a minority interest recovery of $0.9 million relating to discontinued operations in 2005, compared to a $1.3 million minority interest expense in 2004, resulting in a net loss from discontinued operations of $1.3 million in 2005 compared to net income of $1.9 million in 2004.

Net Loss

For the year ended December 31, 2005, MEC’s net loss was $62.8 million, compared to $57.7 million in 2004. The net loss includes the impact of dilution and other gains and minority interest as detailed later in the MD&A under the heading “MID CONSOLIDATED – MID Consolidated Results of Operations”. Excluding the write-down of long-lived assets of $26.7 million ($15.6 million after related minority interest recovery) recorded in 2004, the $20.7 million increase in net loss is the result of a $17.0 million increase in operating losses, lower gains from disposal of real estate of $9.6 million, lower dilution and other gains of $0.9 million, a lower income tax recovery of $3.7 million and a $3.1 million increase in net loss from discontinued operations, partially offset by an increase in the minority interest recovery of $13.6 million.

MEC Statements of Cash Flows

Cash Used by Operating Activities

MEC used cash flow in operations before changes in non-cash balances of $69.0 million in 2005, compared to $50.0 million of cash used in 2004. The increase of $19.0 million is due primarily to an $18.5 million decrease in earnings excluding depreciation and amortization, write-downs of long-lived assets, gains on disposal of real estate, future income tax expense, dilution and other gains and minority interest. In 2005, cash provided by changes in non-cash balances was $7.1 million, compared to $10.4 million of cash generated in 2004. Cash provided by non-cash working capital balances in 2005 was primarily due to increases in accounts payable and accrued liabilities and income taxes payable, partially offset by increases in accounts receivable and a decrease in deferred revenue at December 31, 2005, compared to the respective balances at December 31, 2004.

Cash Used in Investing Activities

For the year ended December 31, 2005, MEC spent $151.0 million on real estate property and fixed asset additions, including $91.0 million on the Gulfstream Park redevelopment, $25.6 million on the Remington Park gaming facility, $11.0 million at The Maryland Jockey Club (“MJC”), $8.7 million on maintenance capital improvements and $13.2 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and technology operations. MEC also spent $1.9 million on other asset additions. These uses of cash were partially offset by $5.8 million of net proceeds received on the disposal of real estate properties.

Cash Provided by Financing Activities

For the year ended December 31, 2005, MEC generated $171.0 million of cash from the issuance of debt of $183.8 million and a net increase in bank indebtedness of $2.8 million, partially offset by repayments of long-term debt of $15.6 million. The issuance of debt of $183.8 million is comprised of $156.1 million of advances (net of related costs) from the MID Lender under the Financing Agreements ($66.2 million under the Gulfstream Park project financing, $19.7 million under the Remington Park project financing and $70.2 million under the bridge loan), $27.5 million of debt incurred by the Magna Golf Club through a financing arrangement that is secured by an assignment of a portion of the future amounts receivable under the Magna Golf Club access agreement and $0.2 million on an equipment loan at MJC. The net increase in bank indebtedness of $2.8 million related primarily to a $3.0 million bank term line of credit at one of MEC’s European subsidiaries.

MEC Real Estate Properties

MEC owns a significant real estate portfolio. MEC characterizes this real estate according to the following categories:

	December 31, 2005	December 31, 2004

Revenue-producing racing properties	$730.1	$640.5
Under-utilized racing properties	96.3	98.3
Development properties	43.8	40.7
Revenue-producing non-racing properties	77.3	83.5
Properties held for sale	2.5	2.5
	$950.0	$865.5

Included in MEC’s under-utilized racing properties is land adjacent to several of MEC’s racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park, Pimlico Race Course and Magna Racino™, totalling approximately 786 acres. MEC is considering a variety of options with respect to this under-utilized land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary financing.

MEC’s development properties, which are largely undeveloped, include approximately 27 acres of land in Oberwaltersdorf, Austria, located approximately 20 miles south of Vienna, Austria, approximately 800 acres of land in upstate New York, approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento, approximately 491 acres of land in Ocala, Florida and approximately 21 acres of land in Aurora, Ontario, adjacent to one of MEC’s golf courses, which is currently under development for a residential community.

MEC’s revenue-producing non-racing real estate consists of two golf courses that MEC owns and operates, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a tennis club, and a clubhouse which contains a dining facility, a pro shop and a fitness facility. The Magna Golf Club, an 18-hole golf course in Aurora, Ontario, adjacent to the Company’s and Magna’s headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains a dining facility, a members’ lounge, a pro shop and a fitness facility.

MID CONSOLIDATED

MID Consolidated Results of Operations

Overview

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the 2005 fiscal year. For a more detailed discussion of the fiscal 2005 operating results of the Real Estate Business and MEC, please refer to the discussion under the headings “REAL ESTATE BUSINESS – Real Estate Business Results of Operations” and “MAGNA ENTERTAINMENT CORP. – MEC Results of Operations”, respectively.

Revenues

Consolidated revenues in 2005 decreased by $41.3 million or 5% to $783.5 million, compared to $824.8 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $15.4 million or 12% in 2005 primarily as a result of completed projects that came on-stream, the weakening of the U.S. dollar relative to the Canadian dollar and contractual rent increases. MEC’s revenues decreased by $56.7 million or 8% in 2005, primarily due to the expiry of the Bay Meadows lease on December 31, 2004, nine fewer live race days at Golden Gate Fields, interruptions of racing operations at Gulfstream Park due to its redevelopment project, and lower wagering at Santa Anita Park due to excessive rainfall, partially offset by increased revenues at MEC’s Maryland operations and increased revenues from golf course membership activity and sales of housing units and lots in Europe.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $62.5 million or 7% to $810.6 million in 2005. Operating costs and expenses in the Real Estate Business increased to $65.7 million in 2005 compared to $58.7 million in 2004. As discussed previously, general and administrative costs decreased by $3.2 million while interest costs increased by $7.5 million and depreciation and amortization increased by $2.7 million.

MEC’s operating costs and expenses (excluding operating costs and expenses recognized in relation to the Financing Agreements and amendments thereto) decreased to $740.7 million in 2005 compared to $811.4 million in the prior year. Excluding write-downs, operating costs and expenses decreased primarily due to the $25.5 million decrease in purses, awards and other expenses and the $27.0 million decrease in operating costs, partially offset by a $9.6 million increase in interest expense.

The consolidated operating costs and expenses also include approximately $4.2 million of costs incurred in 2005 in association with the Financing Agreements and amendments thereto, compared to $3.0 million of costs incurred in 2004.

Gain (Loss) on Disposal of Real Estate

In 2005, the Company recognized a gain of $10.3 million on the disposal of real estate, compared to a gain of $9.8 million in 2004. During 2005, the Real Estate Business had a gain of $10.3 million on the sale of five properties. In 2004, MEC realized gains of $9.6 million on the sale of three non-core real estate properties, while the Real Estate Business had a gain on disposal of real estate of $0.2 million.

Dilution and Other Gains

During 2005, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC’s issuance of 16,567 shares pursuant to stock-based compensation arrangements. During 2004, the Company recorded a non-cash gain of $1.0 million related to the acquisition and subsequent sale of an additional investment in MEC in conjunction with the Proposed MEC Privatization. This gain was partially offset by dilution losses of $0.1 million related to MID’s investment in MEC as a result of MEC issuing 175,000 shares pursuant to the exercise of stock options and the issuance of 24,000 shares pursuant to other stock-based compensation arrangements.

Income Taxes

For the year ended December 31, 2005, the Company recorded an income tax expense of $19.0 million against a loss before dilution and other gains, income taxes and minority interest of $16.8 million. By comparison, in 2004, an income tax expense of $13.9 million resulted from a loss before income tax expense, minority interest and dilution and other gains of $38.5 million. The expense in 2005 is net of a $0.6 million future tax recovery from a reduction in the future tax rate in Mexico. The expense in 2004 includes a net future tax recovery of $3.7 million resulting from a reduction in tax rates in Europe. MEC did not recognize the benefit of tax losses in 2005 or 2004 for the majority of its operations.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC’s continuing operations resulted in a recovery of $43.6 million in 2005, compared to $41.1 million in 2004. The recovery of minority interest in 2004 was reduced by approximately $1.0 million to reflect the increased amount of MEC losses in 2004 attributable to the Company in relation to the acquisition and subsequent sale of an additional investment in MEC in conjunction with the Proposed MEC Privatization. Excluding this adjustment, the minority interest recovery increased by $1.5 million because MEC’s loss excluding the effect of minority interest and dilution and other gains increased by $3.6 million, from $101.6 million in 2004 to $105.2 million in 2005.

Net Income (Loss)

The Company had net income of $6.6 million in 2005, compared to a net loss of $8.5 million in 2004. The $15.1 million improvement in net income was caused by a $24.2 million increase in the Real Estate Business’ net income, partially offset by a $5.1 million increase in MEC’s net loss and the reduction of net income by $7.0 million ($3.0 million in 2004) relating to the elimination of intercompany transactions from the Financing Agreements and amendments thereto.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $113.6 million during the year ended December 31, 2005, and at December 31, 2005, had cash and cash equivalents of $105.5 million and shareholders’ equity of $1.3 billion.

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million (the “MID Credit Facility”). The MID Credit Facility is available by way of U.S. or Canadian dollar loans or letters of credit. The MID Credit Facility expires on December 22, 2006, unless extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers’ acceptance rates plus 1%, or the U.S. base or Canadian prime rate. The MID Credit Facility contains negative and affirmative financial and operating covenants. At December 31, 2005, the Company was in compliance with all of these covenants. At December 31, 2005, the Company had no borrowings under the MID Credit Facility, but the Company had issued letters of credit totalling $0.3 million.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID’s existing and future senior unsecured indebtedness. At December 31, 2005, all of the Debentures remained outstanding.

The outstanding long-term debt in the Real Estate Business at December 31, 2005 was $233.1 million, which is comprised of $226.4 million of the Debentures and $6.7 million of mortgages payable on two properties.

Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities. With shareholders’ equity of $1.3 billion at December 31, 2005, the Real Estate Business’ debt to total capitalization ratio is 15%. Management believes that the Real Estate Business’ cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditure program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

MEC’s net working capital, excluding assets held for sale and related liabilities and discontinued operations, was ($161.8) million at December 31, 2005, compared to ($40.3) million at December 31, 2004.

Effective July 27, 2005, the MEC Credit Facility was amended in order to extend the term to July 31, 2006, replace the existing financial covenants with an earnings before interest, taxes, deprecation and amortization (“EBITDA’’) maintenance test relating to Santa Anita Park and Golden Gate Fields, add mandatory repayment provisions and modify the interest rate provisions such that borrowings are now available by way of U.S. base rate loans plus 3% or LIBOR plus 4%. Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC’s subsidiaries. At December 31, 2005, MEC had borrowed $27.3 million and issued letters of credit totalling $21.7 million under this facility, leaving $1.0 million unused and available. As noted previously, the MEC Credit Facility was further amended in October 2005 (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings”). In February 2006, the bank agreed to waive compliance with the EBITDA financial covenant contained in the MEC Credit Facility in relation to Golden Gate Fields for the period ended December 31, 2005.

On February 18, 2005, one of MEC’s Canadian subsidiaries entered into an arrangement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2006 through 2008. MEC received proceeds of Cdn. $13.7 million that are repayable in three annual instalments of Cdn. $5.0 million commencing January 1, 2006 until the last instalment has been made in 2008. The interest rate implicit in the arrangement is 5.1%. At December 31, 2005, $11.7 million was outstanding under this arrangement. On April 5, 2005, the same Canadian subsidiary entered into a loan agreement that is secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement for the years 2009 through 2014. MEC received proceeds of Cdn. $20.5 million which is repayable in six annual instalments of Cdn. $5.0 million commencing January 1, 2009 until the last instalment has been made in 2014. The loan bears interest at a rate of 6.4% per annum. At December 31, 2005, $17.6 million was outstanding under this arrangement.

In December 2004, one of MEC’s European subsidiaries entered into a loan arrangement which is secured by an assignment of the future amounts receivable under the Fontana Sports access agreement. MEC received proceeds of 17.6 million euros in December 2004 that is repayable in nine annual instalments of 2.5 million euros commencing January 1, 2006 until the last instalment has been made in 2014. The interest rate implicit in the arrangement is 5.2%. At December 31, 2005, $20.9 million was outstanding under this arrangement.

One of MEC’s subsidiaries, The Santa Anita Companies, Inc. (“SAC”), is party to a secured term loan facility that matures on October 7, 2007, subject to a further extension at SAC’s option to October 7, 2009. Under the facility, SAC is entitled to borrow up to a maximum of $75.0 million. Borrowings under the facility bear interest at LIBOR plus 2.0% per annum. Effective November 30, 2005, MEC entered into an interest rate swap contract and fixed the rate of interest at 7.1% per annum to October 7, 2007 on a notional amount of $10.0 million. In addition, effective November 1, 2004, MEC entered into an interest rate swap contract and fixed the rate of interest at 5.4% per annum to October 31, 2007 on a notional amount of 40% of the outstanding balance under this secured term loan facility. The loan facility is guaranteed by the Los Angeles Turf Club, Incorporated (“LATC”), MEC’s wholly-owned subsidiary, and is collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. The loan contains cross-default provisions with the MEC Credit Facility and the bridge loan between MEC and the MID Lender. At December 31, 2005, $69.2 million was outstanding under this fully drawn facility.

One of MEC’s European subsidiaries has a 15.0 million euro term loan facility collateralized by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate (“EURIBOR”) plus 2% per annum. At December 31, 2005, $17.8 million was outstanding under this facility, which matures on December 15, 2006.

In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of its Class A Subordinate Voting Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances, and mature on June 15, 2010. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC’s option, under certain conditions on or after June 2, 2006. At December 31, 2005, all of the notes remained outstanding.

In December 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of its Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC’s option, under certain conditions on or after December 21, 2005. At December 31, 2005, all of the notes remained outstanding.

On November 27, 2002, contemporaneous with MEC’s acquisition of MJC, MEC granted the remaining minority interest shareholders of MJC the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At December 31, 2005, this obligation has been included in MEC’s long-term debt due after one year on the Company’s consolidated balance sheets.

At December 31, 2005, MEC had cash and cash equivalents of $52.0 million, bank indebtedness of $30.3 million and total shareholders’ equity and minority interest of $469.1 million. In February 2006, the MID Lender agreed to waive compliance with a financial covenant contained in the bridge loan (see “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC Bridge Loan”) in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC by the bank under the MEC Credit Facility. In each case, the covenant related to the EBITDA of Golden Gate Fields. Earnings in the fourth quarter at Golden Gate Fields were below expectation primarily as a result of a change in the racing calendar which resulted in six fewer live race days than planned. MEC believes that this is a situation specific to the fourth quarter of 2005 which is not expected to recur again or negatively impact financial covenant calculations at the quarter end dates remaining in the terms of these facilities. MEC was in compliance with all other debt agreements and related covenants as at December 31, 2005.

MEC believes that its current cash resources, cash flow from its racing, gaming and real estate operations as well as proceeds from the anticipated sales of real estate holdings and other assets, including The Meadows and MEC’s real estate in Palm Beach County, Florida, will be sufficient to finance MEC’s operations and its maintenance capital expenditure program during the next year. In order to implement MEC’s strategic plan, including the addition of a slots facility to Gulfstream Park and capitalizing on future growth opportunities, MEC will be required to seek additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC’s racetracks and other business operations and debt or equity offerings through public or private sources. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC’s ability to add alternative gaming to its racetracks where and when permitted or improve or expand its operations as planned may be adversely affected.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MID have evaluated the effectiveness of MID’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“MI 52-109”), as of the end of the period covered by the annual filings (as defined in MI 52-109) (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, MID’s disclosure controls and procedures were effective to ensure that material information relating to MID and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, MID will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

MID’s management, including the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, does not expect that MID’s disclosure controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Magna has informed MID of its plan to engage in a plant rationalization as a result of significant restructuring in the global automotive industry. Magna’s rationalization plan includes six facilities currently leased from the Company, including two in North America and four in Europe. These facilities represent 602 thousand square feet of leaseable area with annualized lease payments of $2.6 million. The net book value of these facilities at December 31, 2005 was $19.7 million. Magna continues to be bound by the terms of the lease agreements with the Company regardless of its plant rationalization plan.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

The Company has made commitments for future payment of long-term debt, including capital lease obligations, obligations under operating and facility leases and construction commitments. At December 31, 2005, future payments, including interest payments, under these contractual obligations, excluding obligations between the Real Estate Business and MEC, were as follows:

(in thousands)	2006	2007	2008	2009	2010	Thereafter	Total

Real Estate Business:
Mortgage obligations	$868	$868	$868	$3,655	$359	$1,936	$8,554
Debentures	13,751	13,751	13,751	13,751	13,751	309,800	378,555
Construction and development project commitments	7,744	—	—	—	—	—	7,744
	22,363	14,619	14,619	17,406	14,110	311,736	394,853

MEC:
Long-term debt	50,133	58,754	21,370	66,884	11,747	72,046	280,934
Note obligations	18,263	18,263	18,263	93,263	156,413	—	304,465
Capital lease obligations	1,320	1,452	1,452	1,452	1,452	28,512	35,640
Operating and facility leases(1)	2,717	2,423	1,972	1,156	899	1,509	10,676
Construction and development project commitments	20,100	—	—	—	—	—	20,100
Other long-term liabilities	2,254	1,868	1,613	1,293	1,036	4,808	12,872
	94,787	82,760	44,670	164,048	171,547	106,875	664,687

Consolidated	$117,150	$97,379	$59,289	$181,454	$185,657	$418,611	$1,059,540

(1)          Operating and facility lease obligations do not include contingent rental payments.

In addition to the letters of credit issued under the MID Credit Facility and MEC Credit Facility, the Company had $7.5 million (Real Estate Business – $2.9 million; MEC – $4.6 million) of letters of credit issued with various financial institutions at December 31, 2005 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various of its construction projects. As at December 31, 2005, these indemnities amounted to $4.8 million with expiration dates through 2006.

MJC is a party to an agreement (the “Maryland Operating Agreement”) with Cloverleaf Enterprises, Inc., the current owner of Rosecroft Raceway, a standardbred track located in Prince George’s County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the “Maryland Revenue Sharing Agreement”), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004 and expired on April 30, 2005, however, both parties continue to informally operate under its terms until a new agreement can be finalized. Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and OTB facilities in the State of

Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of MJC. MEC is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

MEC’s racetrack and associated land under capital lease at Lone Star Park are included in the Grand Prairie Metropolitan Utility and Reclamation District (“GPMURD”). Lone Star Park entered into an agreement with GPMURD, whereby it is required to make certain payments to GPMURD in lieu of property taxes. Such payments include amounts necessary to cover GPMURD operating expenses and debt service for certain bonds issued by GPMURD to fund improvements on the land up to the debt service requirements. Lone Star Park incurred $1.8 million in regards to this arrangement in the year ended December 31, 2005.

MEC has a 30% equity interest in AmTote and holds an option (the “First Option”) to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing after August 22, 2003 (the date of acquisition). If MEC exercises the First Option, MEC has a second option to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing after the date of exercise of the First Option. The shareholders of AmTote also have the right to sell to MEC their remaining equity interest during the 120-day period following the exercise of the First Option.

For further discussion of commitments, contractual obligations and contingencies, please refer to note 24 to the consolidated financial statements and the sections entitled “SIGNIFICANT EVENTS”, “MAGNA ENTERTAINMENT CORP. – Recent Developments and Initiatives”, “MAGNA ENTERTAINMENT CORP. – MEC Results of Operations – Revenues” and “LIQUIDITY AND CAPITAL RESOURCES”.

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements consist of derivative financial instruments, letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a further understanding of these arrangements, please refer to notes 21, 23, 24 and 27 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

For a discussion of the Company’s transactions with related parties, please refer to notes 23 and 27 to the consolidated financial statements.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,742,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding. For further details, refer to note 14 to the consolidated financial statements.

On May 19, 2005, the Company announced that the Toronto Stock Exchange had accepted the notice filed by MID of its intention to make a normal course issuer bid for its Class A Subordinate Voting Shares through the facilities of the TSX. MID has also filed the necessary documents with applicable securities regulatory authorities to permit share purchases through the facilities of the New York Stock Exchange. Pursuant to the terms of its normal course issuer bid, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the “public float” of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

DIVIDENDS

In 2005, the Company declared a quarterly dividend with respect to the three-month period ended December 31, 2004 in the amount of $0.09 per Class A Subordinate Voting Share and Class B Share. On April 4, 2005, the Company announced that its Board of Directors has determined that the annual dividend payable to holders of the Company’s Class A Subordinate Voting Shares and Class B Shares for 2005 would be increased to $0.60 per share. Accordingly, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of each of the three-month periods ended March 31, 2005, June 30, 2005, and

September 30, 2005. Subsequent to December 31, 2005, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended December 31, 2005, which will be paid on April 15, 2006 to shareholders of record at the close of business on March 31, 2006.

CRITICAL ACCOUNTING ESTIMATES

Overview

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Company’s significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Real Estate Business

Long-lived Assets

The Real Estate Business’ most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, capitalized interest and indirect costs wholly attributable to development. Management tests properties and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If testing indicates that the carrying amount of an asset is not recoverable, an impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value.

For properties and fixed assets not available for sale, the Real Estate Business periodically assesses whether there are indicators of impairment. If such indicators are present, the Real Estate Business completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through undiscounted future cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

When properties are identified by the Real Estate Business as available for sale, the carrying amount is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

For real estate properties, depreciation is provided on a straight-line basis over estimated useful lives, which are 20 to 40 years for buildings and 10 years for parking lots and roadways.

Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations.

Lease Accounting and Revenue Recognition

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company’s leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The leases with Magna (the “Leases”) are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

The Real Estate Business’ classification of its leases as operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may be overstated or understated.

MEC

Impairment of Intangible and Long-lived Assets

MEC’s most significant intangible assets are racing licences, which represent the value attributed to licences to conduct race meets acquired through MEC’s acquisition of racetracks. Intangible assets are evaluated for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if discounted cash flows from operations, less carrying charges for contributory assets assumed to be owned by third parties, is less than the carrying amount of the racing licence.

MEC’s long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such events or changes in circumstances are present, the recoverability of the long-lived assets is assessed by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

Accounting estimates related to intangibles and long-lived asset impairment assessments are “critical accounting estimates” because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on MEC’s results of operations and financial position.

Future Income Tax Assets

At December 31, 2005, MEC had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. The realizability of MEC’s future tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, there could be a material impact on MEC’s consolidated tax expense or recovery and on the amount of MEC’s future tax assets reported on the Company’s consolidated balance sheet.

Real Estate Business and MEC

Stock-based Compensation

The Company recognizes compensation expense for stock options granted, based upon the fair value of the options at the grant date, over the vesting period of the options as general and administrative expenses, with a corresponding amount included in equity as contributed surplus for MID and in minority interest for MEC. The contributed surplus balance is reduced as MID options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yield, future stock price volatility and expected time until exercise. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control. Because the Company’s outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide the only measure of the fair value of its stock options. For further details, please refer to note 17 to the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Please refer to notes 2 and 26 of the consolidated financial statements for a detailed discussion of new accounting standards which were adopted by the Company in 2005 and which have not yet been adopted due to delayed effective dates.

SELECTED ANNUAL INFORMATION AND QUARTERLY FINANCIAL DATA

(in thousands, except for per share information)

Years Ended and As At December 31,	2005	2004	2003

Revenues:
Real Estate Business	$151,134	$128,772	$116,180
MEC(1),(2)	639,334	696,084	675,449
Eliminations(3)	(7,017)	(85)	—
	$783,451	$824,771	$791,629

Net income (loss) from continuing operations:
Real Estate Business(4)	$76,435	$52,263	$29,972
MEC(2),(5),(6),(7)	(61,568)	(59,600)	(63,067)
Eliminations(3)	(7,031)	(3,046)	—
	$7,836	$(10,383)	$(33,095)

Net income (loss):
Real Estate Business(4)	$76,435	$52,263	$29,972
MEC(2),(5),(6),(7)	(62,845)	(57,717)	(62,316)
Eliminations(3)	(7,031)	(3,046)	—
	$6,559	$(8,500)	$(32,344)

Total assets:
Real Estate Business	$1,658,626	$1,654,341	$1,302,376
MEC	1,430,539	1,417,823	1,329,766
Eliminations(3)	(217,978)	(29,472)	—
	$2,871,187	$3,042,692	$2,632,142

Total debt:
Real Estate Business	$233,113	$226,046	$6,931
MEC	657,350	480,884	353,305
Eliminations(3)	(192,870)	(26,426)	—
	$697,593	$680,504	$360,236

Cash dividends declared per share	$0.54	$0.36	$—

Basic and diluted income (loss) per share from continuing operations(8)	$0.16	$(0.22)	$(1.01)

Basic and diluted income (loss) per share(8)	$0.14	$(0.18)	$(1.03)

Year Ended December 31, 2005	March 31	June 30	September 30	December 31	Total

Revenue:
Real Estate Business	$36,484	$36,217	$38,151	$40,282	$151,134
MEC(1),(2)	247,348	174,142	87,386	130,458	639,334
Eliminations(3)	(510)	(706)	(1,992)	(3,809)	(7,017)
	$283,322	$209,653	$123,545	$166,931	$783,451

Net income (loss) from continuing operations:
Real Estate Business(4)	$16,414	$22,296	$18,722	$19,003	$76,435
MEC(2),(5),(6)	(3,128)	(10,403)	(25,382)	(22,655)	(61,568)
Eliminations(3)	(433)	(3,209)	(1,934)	(1,455)	(7,031)
	$12,853	$8,684	$(8,594)	$(5,107)	$7,836

Net income (loss):
Real Estate Business(4)	$16,414	$22,296	$18,722	$19,003	$76,435
MEC(2),(5),(6),(7)	(2,799)	(15,857)	(20,502)	(23,687)	(62,845)
Eliminations(3)	(433)	(3,209)	(1,934)	(1,455)	(7,031)
	$13,182	$3,230	$(3,714)	$(6,139)	$6,559

Basic and diluted earnings (loss) per share from continuing operations	$0.26	$0.19	$(0.18)	$(0.11)	$0.16

Basic and diluted earnings (loss) per share	$0.27	$0.07	$(0.08)	$(0.13)	$0.14

Year Ended December 31, 2004	March 31	June 30	September 30	December 31	Total

Revenue:
Real Estate Business	$32,257	$31,121	$31,398	$33,996	$128,772
MEC(1),(2)	285,497	184,190	98,318	128,079	696,084
Eliminations(3)	—	—	—	(85)	(85)
	$317,754	$215,311	$129,716	$161,990	$824,771

Net income (loss) from continuing operations:
Real Estate Business(4)	$11,269	$11,905	$11,513	$17,576	$52,263
MEC(2),(5),(6)	5,769	(8,701)	(28,014)	(28,654)	(59,600)
Eliminations(3)	—	—	—	(3,046)	(3,046)
	$17,038	$3,204	$(16,501)	$(14,196)	$(10,383)

Net income (loss):
Real Estate Business(4)	$11,269	$11,905	$11,513	$17,576	$52,263
MEC(2),(5),(6)	6,252	(8,221)	(27,450)	(28,298)	(57,717)
Eliminations(3)	—	—	—	(3,046)	(3,046)
	$17,521	$3,684	$(15,937)	$(13,768)	$(8,500)

Basic and diluted earnings (loss) per share from continuing operations	$0.35	$0.07	$(0.34)	$(0.30)	$(0.22)

Basic and diluted earnings (loss) per share	$0.36	$0.08	$(0.33)	$(0.29)	$(0.18)

(1)          Excludes MEC’s discontinued operations.

(2)          Most of MEC’s racetracks operate for prescribed periods each year. As a result, MEC’s racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and opera ting results. Refer to the section entitled “MAGNA ENTERTAINMENT CORP. – Seasonality” for further details. For other factors affecting the variability in MEC’s quarterly and annual revenues and operating results, refer to the section entitled “MAGNA ENTERTAINMENT CORP. – MEC Results of Operations – Revenues”.

(3)          Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment’s financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 23(a) to the consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)          The Real Estate Business’ results for the year ended December 31, 2005 include (i) costs incurred in association with the Company’s review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by a shareholder and defence against the related litigation in the amounts of $1.8 million, $0.8 million, $0.8 million and $1.9 million ($1.2 million, $0.5 million, $0.5 million and $1.2 million net of income taxes) in the first, second, third and fourth quarters, respectively, (ii) a $9.3 million gain ($5.9 million net of income taxes) and $0.9 million gain ($0.6 million net of income taxes) on the disposal of real estate property in the second and fourth quarters, respectively, and (iii) a $0.6 million future tax recovery in the fourth quarter resulting from a change in the tax rate in Mexico. The Real Estate Business’ results for the year ended December 31, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), including $3.9 million of costs incurred in the first quarter ($3.0 million net of income taxes) and $3.1 million of costs incurred in the third quarter ($1.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs incurred in the third quarter related to the Proposed MEC Privatization, and (iii) a $1.4 million net future income tax charge ($2.0 million charge in the second quarter and $0.6 million credit in the fourth quarter) resulting from changes in European tax rates.

(5)          Net income (loss) from continuing operations and net income (loss) includes (i) the impact of non-cash write-downs of MEC’s long-lived assets of $26.7 million ($15.6 million after related minority interest recovery) recorded during the second quarter of 2004, (ii) a future tax recovery of $5.1 million ($3.0 million after related minority interest expense) due to a reduction in enacted income tax rates in Austria recorded in the second quarter of 2004, and (iii) $134.9 million ($47.9 million after related income tax and minority interest recoveries) of non-cash write-downs of MEC’s long-lived assets recorded in 2003.

(6)          Net income (loss) from continuing operations and net income (loss) for MEC are net of minority interest and dilution and other gains.

(7)          Net income (loss) for the year ended December 31, 2005 includes (i) $15.0 million ($7.3 million after related income tax and minority interest recoveries) of non-cash write-downs of MEC’s racing licence assets used in discontinued operations, including $12.3 million ($5.9 million after related income tax and minority interest recoveries) recorded in the second quarter and $2.7 million ($1.4 million after related income tax and minority interest recoveries) recorded in the fourth quarter, and (ii) a $9.8 million gain ($4.6 million after related income tax and minority interest expense) recognized in the third quarter on the disposition of a subsidiary (refer to the section entitled “SIGNIFICANT EVENTS – MEC Recapitalization Plan and Financings – MEC’s Sales of Non-Strategic Assets” for further details).

(8)          Loss per share for 2003 is calculated based on the Company’s results from August 30, 2003, the date from which the Company’s shares were outstanding. See note 13 to the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2005. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Management’s Responsibility for Financial Reporting

MI Developments Inc.’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in the 2005 Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with information contained in the consolidated financial statements. The consolidated financial statements have been audited by the independent auditors, reviewed by the Audit Committee and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

“signed”	“signed”
John D. Simonetti	Doug R. Tatters
Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Canada,
March 15, 2006.

Report of Independent Auditors

To the Shareholders of MI Developments Inc.

We have audited the consolidated balance sheets of MI Developments Inc. as at December 31, 2005 and 2004 and the consolidated statements of income (loss), changes in deficit and Magna’s net investment and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MI Developments Inc. as at December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2004, the Company changed its method of accounting for stock-based compensation.

Toronto, Canada,	“signed” Ernst & Young LLP
February 24, 2006,
except for note 3(a)(iii)
to which the date is March 15, 2006
and note 24(m) to which the date is March 13, 2006.	Chartered Accountants

Consolidated Statements of Income (Loss)

(U.S. dollars in thousands, except per share figures)

		Consolidated
			(restated – note 3)
Years ended December 31,	Note	2005	2004	2003

Revenues
Rental revenue	23	$144,117	$128,687	$116,180
Racing and other revenue	23	639,334	696,084	675,449
Interest and other income from MEC	23	—	—	—
		783,451	824,771	791,629
Operating costs and expenses
Purses, awards and other		306,268	331,755	330,668
Operating costs		295,918	322,920	268,572
General and administrative	23	91,625	97,324	79,162
Depreciation and amortization	23	76,905	71,572	63,401
Interest expense (income), net	8, 23	39,882	22,808	38,284
Write-down of MEC’s long-lived and intangible assets	4	—	26,685	134,856
Operating income (loss)		(27,147)	(48,293)	(123,314)
Gain (loss) on disposal of real estate		10,304	9,842	(83)
Dilution and other gains, net	12	11	883	—
Income (loss) before income taxes and minority interest		(16,832)	(37,568)	(123,397)
Income tax expense (recovery)	11	18,977	13,922	(45,815)
Minority interest		(43,645)	(41,107)	(44,487)
Net income (loss) from continuing operations		7,836	(10,383)	(33,095)
Net income (loss) from discontinued operations	3	(1,277)	1,883	751
Net income (loss)		$6,559	$(8,500)	$(32,344)
Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share	13
- Continuing operations		$0.16	$(0.22)	$(1.01)
- Discontinued operations	3	(0.02)	0.04	(0.02)
Total		$0.14	$(0.18)	$(1.03)
Average number of Class A Subordinate Voting and Class B Shares outstanding
- Basic (thousands)	13	48,260	48,157	48,130
- Diluted (thousands)	13	48,319	48,157	48,130

See accompanying notes

Consolidated Statements of Changes in Deficit and Magna’s Net Investment(1)

(U.S. dollars in thousands)

Years ended December 31,	Note	2005	2004	2003

Magna’s net investment, beginning of year				$1,432,225
Net income				17,144
Net distribution to Magna				(1,440,640)
Charge to net investment related to lease amendments				(5,494)
Change in currency translation adjustment				(3,235)

Magna’s net investment, as at August 29, 2003				—

Net loss, August 30, 2003 to December 31, 2003				(49,488)

Deficit, December 31, 2003			$(49,488)	$(49,488)
Adjustment for change in accounting policy related to stock-based compensation	2		(4,134)
Deficit, January 1, after change in accounting policy		$(79,932)	(53,622)
Net income (loss) for the year		6,559	(8,500)
Costs associated with capital transactions of subsidiaries		(89)	(472)
Dividends		(26,065)	(17,338)
Deficit, end of year		$(99,527)	$(79,932)

(1) Amounts for fiscal 2003 are up to August 29, 2003, the date of the Company’s spin-off from Magna International Inc. (“Magna”).

See accompanying notes

	Real Estate Business			Magna Entertainment Corp.
					(restated – note 3)
Years ended December 31,	2005	2004	2003	2005	2004	2003

Revenues
Rental revenue	$144,117	$128,687	$116,180	$—	$—	$—
Racing and other revenue	—	—	—	639,334	696,084	675,449
Interest and other income from MEC	7,017	85	—	—	—	—
	151,134	128,772	116,180	639,334	696,084	675,449
Operating costs and expenses
Purses, awards and other	—	—	—	306,268	331,755	330,668
Operating costs	—	—	—	295,918	322,920	268,572
General and administrative	22,304	25,502	10,962	65,336	68,861	68,200
Depreciation and amortization	36,896	34,211	32,086	40,011	37,361	31,315
Interest expense (income), net	6,464	(963)	25,032	37,387	23,771	13,252
Write-down of MEC’s long-lived and intangible assets	—	—	—	—	26,685	134,856
Operating income (loss)	85,470	70,022	48,100	(105,586)	(115,269)	(171,414)
Gain (loss) on disposal of real estate	10,304	216	(114)	—	9,626	31
Dilution and other gains, net	—	—	—	11	883	—
Income (loss) before income taxes and minority interest	95,774	70,238	47,986	(105,575)	(104,760)	(171,383)
Income tax expense (recovery)	19,339	17,975	18,014	(362)	(4,053)	(63,829)
Minority interest	—		—	(43,645)	(41,107)	(44,487)
Net income (loss) from continuing operations	76,435	52,263	29,972	(61,568)	(59,600)	(63,067)
Net income (loss) from discontinued operations	—	—	—	(1,277)	1,883	751
Net income (loss)	$76,435	52,263	29,972	$(62,845)	$(57,717)	$(62,316)
Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share
- Continuing operations
- Discontinued operations
Total
Average number of Class A Subordinate Voting and Class B Shares outstanding
- Basic (thousands)
- Diluted (thousands)

See accompanying notes

Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

		Consolidated
			(restated – note 3)
Years ended December 31,	Note	2005	2004	2003

OPERATING ACTIVITIES
Net income (loss) from continuing operations		$7,836	$(10,383)	$(33,095)
Items not involving current cash flows	20	26,069	50,152	96,233
Changes in non-cash balances	20	8,224	24,203	21,288
Cash provided by (used in) operating activities		42,129	63,972	84,426
INVESTING ACTIVITIES
Property and fixed asset additions		(218,578)	(224,184)	(215,705)
Proceeds on disposal of real estate		32,436	22,319	15,145
Other asset additions	23	(1,897)	(319)	(16,640)
Loans receivable from MEC	23	—	—	—
Cash used in investing activities		(188,039)	(202,184)	(217,200)
FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness		2,760	29,500	(43,690)
Issuance of long-term debt, net		27,702	119,236	45,255
Issuance of senior unsecured debentures, net		—	213,133	—
Issuance of note obligations, net		—	—	145,000
Repayment of long-term debt		(15,865)	(54,372)	(45,311)
Loans payable to MID, net	23	—	—	—
Issuance of shares		2,611	1,502	—
Costs associated with capital transactions of subsidiaries		(89)	(472)	—
Minority investment in subsidiary		—	852	173
Dividends paid		(26,065)	(17,338)	—
Net contribution by Magna		—	—	55,363
Cash provided by (used in) financing activities		(8,946)	292,041	156,790
Effect of exchange rate changes on cash and cash equivalents		(5,900)	6,738	15,394
Net cash flows provided by (used in) continuing operations		(160,756)	160,567	39,410
Net cash flows provided by (used in) discontinued operations		29,162	2,798	(8,565)
Net increase (decrease) in cash and cash equivalents during the year		(131,594)	163,365	30,845
Cash and cash equivalents, beginning of year		289,054	125,689	94,844
Cash and cash equivalents, end of year		$157,460	$289,054	$125,689

See accompanying notes

	Real Estate Business			Magna Entertainment Corp.
					(restated – note 3)
	2005	2004	2003	2005	2004	2003

OPERATING ACTIVITIES
Net income (loss) from continuing operations	$76,435	$52,263	$29,972	$(61,568)	$(59,600)	$(63,067)
Items not involving current cash flows	31,250	40,495	37,370	(7,473)	9,572	58,863
Changes in non-cash balances	2,380	13,817	6,318	7,137	10,386	14,970
Cash provided by (used in) operating activities	110,065	106,575	73,660	(61,904)	(39,642)	10,766
INVESTING ACTIVITIES
Property and fixed asset additions	(67,556)	(83,680)	(109,747)	(151,022)	(140,504)	(105,958)
Proceeds on disposal of real estate	26,633	2,478	1,897	5,803	19,841	13,248
Other asset additions	(191)	(40)	(318)	(1,939)	(279)	(16,322)
Loans receivable from MEC	(161,884)	(26,341)	—	—	—	—
Cash used in investing activities	(202,998)	(107,583)	(108,168)	(147,158)	(120,942)	(109,032)
FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	—	—	(911)	2,760	29,500	(42,779)
Issuance of long-term debt, net	—	—	29,145	27,702	119,236	16,110
Issuance of senior unsecured debentures, net	—	213,133	—	—	—	—
Issuance of note obligations, net	—	—	—	—	—	145,000
Repayment of long-term debt	(312)	(566)	(29,610)	(15,553)	(53,806)	(15,701)
Loans payable to MID, net	—	—	—	156,085	23,380	—
Issuance of shares	2,611	1,502	—	—	—	—
Costs associated with capital transactions of subsidiaries	(89)	(472)	—	—	—	—
Minority investment in subsidiary	—	—	—	—	852	173
Dividends paid	(26,065)	(17,338)	—	—	—	—
Net contribution by Magna	—	—	55,363	—	—	—
Cash provided by (used in) financing activities	(23,855)	196,259	53,987	170,994	119,162	102,803
Effect of exchange rate changes on cash and cash equivalents	(6,604)	3,536	3,399	704	3,202	11,995
Net cash flows provided by (used in) continuing operations	(123,392)	198,787	22,878	(37,364)	(38,220)	16,532
Net cash flows provided by (used in) discontinued operations	—	—	—	29,162	2,798	(8,565)
Net increase (decrease) in cash and cash equivalents during the year	(123,392)	198,787	22,878	(8,202)	(35,422)	7,967
Cash and cash equivalents, beginning of year	228,874	30,087	7,209	60,180	95,602	87,635
Cash and cash equivalents, end of year	$105,482	$228,874	$30,087	$51,978	$60,180	$95,602

Consolidated Balance Sheets

(U.S. dollars in thousands)

		Consolidated		Real Estate Business		Magna Entertainment Corp.
		(restated – note 3)				(restated – note 3)
As at December 31,	Note	2005	2004	2005	2004	2005	2004

ASSETS
Current assets:
Cash and cash equivalents		$157,460	$289,054	$105,482	$228,874	$51,978	$60,180
Restricted cash	23	39,104	24,328	13,649	—	25,455	24,328
Accounts receivable	23	47,966	58,897	8,291	12,356	39,675	46,541
Loan receivable from MEC	23	—	—	74,725	—	—	—
Due from MID	23	—	—	—	—	13,668	—
Income taxes receivable		3,429	4,048	3,429	2,826	—	1,222
Prepaid expenses and other		10,325	15,630	317	212	10,008	15,418
Assets held for sale	3	89,720	1,863	—	—	89,720	1,863
Discontinued operations	3	—	5,398	—	—	—	5,398
		348,004	399,218	205,893	244,268	230,504	154,950
Real estate properties, net	5	2,254,556	2,223,116	1,308,658	1,357,700	950,041	865,517
Fixed assets, net	6	67,367	52,865	576	532	66,791	52,333
Racing licences		109,868	109,868	—	—	109,868	109,868
Other assets, net	7	16,018	18,096	2,437	2,430	20,878	18,611
Loans receivable from MEC	23	—	—	118,145	26,426	—	—
Deferred rent receivable		14,031	13,851	14,031	13,851	—	—
Future tax assets	11	61,343	43,522	8,886	9,134	52,457	34,388
Assets held for sale	3	—	87,900	—	—	—	87,900
Discontinued operations	3	—	94,256	—	—	—	94,256
		$2,871,187	$3,042,692	$1,658,626	$1,654,341	$1,430,539	$1,417,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness	10	$30,260	$27,500	$—	$—	$30,260	$27,500
Accounts payable and accrued liabilities	23	168,385	168,657	21,724	38,152	146,661	130,505
Income taxes payable		13,005	8,733	8,991	8,733	4,014	—
Loan payable to MID	23	—	—	—	—	74,725	—
Due to MEC	23	—	—	13,668	—	—	—
Long-term debt due within one year	8	38,382	13,714	349	313	38,033	13,401
Deferred revenue	23	13,255	17,969	5,702	1,368	8,846	16,601
Liabilities related to assets held for sale	3	27,737	3,331	—	—	27,737	3,331
Discontinued operations	3	—	8,867	—	—	—	8,867
		291,024	248,771	50,434	48,566	330,276	200,205
Long-term debt	8	189,196	209,000	6,366	6,505	182,830	202,495
Senior unsecured debentures	9	226,398	219,228	226,398	219,228	—	—
Note obligations	9	213,357	211,062	—	—	213,357	211,062
Loans payable to MID	23	—	—	—	—	118,145	26,426
Other long-term liabilities	19	12,872	11,728	—	—	12,872	11,728
Future tax liabilities	11	148,961	126,494	44,979	33,325	103,982	93,169
Minority interest	9	203,925	253,726	—	—	203,925	253,726
Liabilities related to assets held for sale	3	—	25,016	—	—	—	25,016
Discontinued operations	3	—	57,274	—	—	—	57,274
		1,285,733	1,362,299	328,177	307,624	1,165,387	1,081,101
Shareholders’ equity:
Share capital	14	1,575,909	1,572,672
Contributed surplus	15	2,112	2,387
Deficit		(99,527)	(79,932)
Currency translation adjustment	16	106,960	185,266
		1,585,454	1,680,393	1,330,449	1,346,717	265,152	336,722
		$2,871,187	$3,042,692	$1,658,626	$1,654,341	$1,430,539	$1,417,823

Commitments and contingencies (notes 8 and 24)

See accompanying notes

On behalf of the Board:	/s/ Philip Fricke Director	/s/ Douglas Young Director

Notes to Consolidated Financial Statements

(all amounts, except per share amounts, in thousands of U.S. dollars unless otherwise noted)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles (“Canadian GAAP”), which are also in conformity, in all material respects, with United States generally accepted accounting principles (“U.S. GAAP”), except as described in note 25 to the consolidated financial statements.

The consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, “MID” or the “Company”). All significant intercompany balances and transactions have been eliminated.

On August 19, 2003, the shareholders of Magna International Inc. (“Magna”) approved transactions to spin off the Company as an independent company, publicly traded on the New York Stock Exchange and the Toronto Stock Exchange (the “Spin-Off Transactions”). Prior to the spin-off, Magna’s net equity investment in MID was recapitalized into 47,582,083 Class A Subordinate Voting Shares and 548,238 Class B Shares of the Company. These shares were distributed on September 2, 2003 to Magna’s shareholders of record as of the close of business on August 29, 2003. On August 18, 2003, the Company filed a final prospectus with applicable regulatory authorities in Canada, and an amended registration statement in the United States, to qualify the Class A Subordinate Voting Shares of the Company for public trading in Canada and the United States and to qualify the Class B Shares of the Company for public trading in Canada.

The consolidated financial statements for the period prior to the spin-off from Magna present the historic consolidated financial position, results of operations and cash flows of the Company on a carve-out basis from Magna. All assets and liabilities recorded in the consolidated financial statements which existed at the date of the spin-off were recorded at Magna’s book values at the date of the spinoff. These consolidated financial statements present the financial position, results of operations, changes in Magna’s net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna’s control.

The consolidated statements of income (loss) include rental revenue earned by the Company on leases with Magna and its subsidiaries. Certain of the expenses presented in the consolidated statements of income (loss) for the year ended December 31, 2003 represent intercompany allocations and management’s estimates of the cost of services provided by Magna. These allocations and estimates are considered by management to be the best available approximation of the expenses that the Company would have incurred had it operated on a stand-alone basis over the period presented.

Interest expense for the period prior to the spin-off, as presented in the consolidated statement of income (loss) for the year ended December 31, 2003, includes interest on external debt and amounts due to Magna (included in Magna’s net investment) during this period. Magna’s net investment at the date of the spin-off and at the end of the prior period, which includes both debt and equity components, comprises the accumulated earnings of the Company, contributions by, less distributions to, Magna, and the currency translation adjustment up to such dates.

Income taxes for the Company have been recorded at statutory rates based on income before income taxes as reported in the consolidated statement of income (loss) for the year ended December 31, 2003 as though the Company was a separate tax paying entity. Income taxes payable in respect of components which were not historically separate tax paying legal entities have been included in Magna’s net investment for the period prior to the spin-off.

As a result of the basis of presentation described above, the consolidated statement of income (loss) for the year ended December 31, 2003 may not necessarily be indicative of the revenues and expenses that would have resulted had the Company operated as a stand-alone entity during the period prior to the spin-off.

The Company holds an investment in Magna Entertainment Corp. (“MEC”), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. The Company owns approximately 59% of MEC’s total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC’s results are consolidated with the Company’s results, with outside ownership accounted for as a minority interest.

Financial data and related measurements are presented on the consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets in two categories, “Real Estate Business” and “Magna Entertainment Corp.”, which correspond to the Company’s reporting segments as described in note 22 to the consolidated financial statements. Transactions and balances between the “Real Estate Business” and “Magna Entertainment Corp.” have not been eliminated in the presentation of each segment’s financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 23(a), are eliminated in the consolidated results of operations and financial position of the Company.

The Company has reclassified certain prior period amounts to conform to the current period’s presentation. Prior periods have also been adjusted to reflect the restatement for discontinued operations and assets held for sale (note 3).

Foreign Currency Translation

The assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into the Company’s U.S. dollar reporting currency using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity, or included in Magna’s net investment for periods prior to the spin-off.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders’ equity are reflected in income when there is a reduction as a result of capital transactions in the Company’s net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency different from an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange forward contracts used in accordance with the Company’s accounting policy for “Derivative Financial Instruments” as described below.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company from time to time in the management of its foreign currency and interest rate exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking such hedge transactions. This process includes linking all derivatives to forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Unrealized gains or losses associated with derivative instruments that have been terminated or cease to be effective prior to maturity are recognized as a component of the related hedged transaction in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item matures prior to the termination of the related derivative instrument, any subsequent gain or loss on such derivative instrument is recognized in income.

Net cash flows arising from derivative financial instruments used to hedge anticipated foreign currency transactions and interest rate fluctuations are classified in the same manner as the cash flows from the hedged transactions on the consolidated statements of cash flows.

Foreign Exchange Forward Contracts

The Company, on occasion, purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. Foreign exchange translation gains and losses, together with any premium or discount, on derivative financial instruments are accounted for as a component of the related hedged transaction. Prior to the transaction being completed, any such foreign exchange gains, losses, premiums and discounts, together with the related values of the hedging instruments, are excluded from the Company’s results of operations.

Interest Rate Swaps

MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. These swap contracts are accounted for using hedge accounting and the net swap settlements are recognized as part of, and in the same period as, the hedged transaction.

Use of Estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition. Restricted cash of the Real Estate Business represents cash held on behalf of MEC (note 23). Restricted cash of MEC represents segregated cash accounts held on behalf others, primarily horse owners.

Real Estate Properties

In all cases below, “cost” represents acquisition and development costs including direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Revenue-producing Properties

Revenue-producing properties under operating leases, revenue-producing racetrack properties and revenue-producing non-racetrack properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate.

Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Depreciation is provided on a straight-line basis over the estimated useful lives, which are 20 to 40 years for buildings and 10 years for parking lots and roadways.

Development Properties

Development properties, which include under-utilized racetrack real estate, are stated at cost, reduced for impairment losses where appropriate. Properties under development are classified as such until the property is substantially completed and available for occupancy. Depreciation is not recorded for development properties.

Properties Held for Sale

Properties held for sale are carried at the lower of (i) cost less accumulated depreciation and (ii) fair value less costs of disposal. Depreciation ceases once a property is classified as held for sale.

Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are 3 to 15 years for machinery and equipment, 3 to 5 years for computer equipment and 5 to 7 years for furniture and fixtures.

Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Impairment of Long-lived Assets

The Company measures impairment losses on long-lived assets, including real estate properties, fixed assets and other long-term assets, as the amount by which the asset’s carrying value exceeds its fair value. The Company evaluates impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable.

For long-lived assets not available for sale, the Company assesses periodically whether there are indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

When long-lived assets are identified by the Company as available for sale, the carrying value is reduced, if necessary, to the estimated fair value less costs of disposal. Fair value is determined based on discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Racing Licences

Racing licences, which were acquired through MEC’s acquisition of racetracks, represent the value attributed to licences to conduct race meets. Racing licences are intangible assets that meet the definition of indefinite life intangibles and are not subject to amortization, but are evaluated for impairment on an annual basis or when impairment indicators are present. Racing licence impairment is assessed based on a comparison of the fair value of each of MEC’s individual reporting unit’s racing licence to its carrying value. An impairment write-down to fair value would occur if the discounted cash flows from operations, less charges for contributory assets assumed to be owned by third parties, are less than the carrying value of the racing licence.

Subordinated Notes

The convertible subordinated notes issued by MEC are recorded in part as debt and in part as minority interest. The debt component consists of the present value of the future interest and principal payments on the convertible subordinated notes to maturity and is presented as note obligations. Interest on the debt component is accrued over time and recognized as a charge against income.

The minority interest component represents the value of the holders’ option to convert the convertible subordinated notes into shares of Class A Subordinate Voting Stock of MEC. The holders’ conversion option is valued using a residual value approach.

Lease Accounting and Revenue Recognition

Real Estate Business

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company’s leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The leases with Magna and its subsidiaries (the “Leases”) are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

Magna Entertainment Corp.

Racetrack Revenues

Racetrack revenues include pari-mutuel wagering revenues, gaming revenues and non-wagering revenues. MEC records pari-mutuel wagering revenues associated with horseracing on a daily basis. Pari-mutuel wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are included in “Purses, awards and other”.

Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons, and is recorded at the time wagers are made. The costs associated with gaming revenues represent statutory required amounts to be distributed to the state as tax and to the horsemen to supplement purses, and are included in “Purses, awards and other”.

Non-wagering revenues include food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Revenues from food and beverage sales and program sales are recorded at the time of sale. Revenues from admissions and parking are recorded on a daily basis, except for seasonal amounts, which are recorded ratably over the racing season. Revenues from sponsorship and rental fees are recorded ratably over the terms of the respective agreements or when the related event occurs.

Other Revenues

Revenues from the sale of MEC’s residential development inventory are recognized when title passes to the purchaser and collection is reasonably assured. Properties that have been sold, but for which these criteria have not been satisfied, are included in development real estate properties.

MEC’s golf course annual membership fee revenues are recognized ratably over the applicable season. Golf membership initiation fees are deferred and amortized over the expected membership life.

Stock-based Compensation Plans

MID and MEC have stock-based compensation plans which are described in note 17. Effective January 1, 2004 (see note 2), compensation expense is recognized for all stock-based compensation awards.

For stock options, compensation expense is based on the fair value of the options at the grant date and is recognized over the vesting period of the options as general and administrative expenses, with a corresponding amount included in equity as contributed surplus for MID and in minority interest for MEC. The contributed surplus balance is reduced as MID options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

Compensation expense and a corresponding liability is recognized for deferred share units (“DSUs”) based on the market value of the underlying shares. During the period in which the DSUs are outstanding, the liability is adjusted for changes in the market value of the underlying stock with such adjustments being recognized as compensation expense in the periods in which they occur.

Employee Benefit Plans

The cost of providing benefits through defined benefit pension plans is actuarially determined and recognized in income using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees (“EARSL”). Fair value is used to value plan assets and the expected return on plan assets. The portion of actuarial experience gains and losses in excess of 10% of the greater of the value of the plan assets or accrued benefit obligation is amortized on a straight-line basis over the EARSL of the plan’s active participants. The EARSL is 16 years for the years ended December 31, 2005, 2004 and 2003.

Self Insurance

The Company self-insures for employee medical and dental coverages up to $125 thousand per incident. Self-insurance reserves include known claims and estimates of incurred but not reported claims based on the Company’s claim experience. The Company also maintains stop-loss insurance coverage for medical claims that exceed $125 thousand per incident.

Advertising

Costs incurred for producing advertising associated with horseracing are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

2. ACCOUNTING CHANGES

Consolidation of Variable Interest Entities

In September 2004, The Canadian Institute of Chartered Accountants (“CICA”) approved Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 provides guidance on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The adoption of AcG-15 did not have an impact on the Company’s consolidated financial statements.

Stock-based Compensation

In November 2003, the CICA amended Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company adopted these requirements effective January 1, 2004 on a retroactive basis, without restatement of prior periods. The cumulative impact of the retroactive restatement was recognized in the consolidated financial statements as an adjustment to opening deficit on January 1, 2004. At the segment level, the impact of this recognition was an increase in MEC’s minority interest of $3.2 million and a decrease in MEC’s shareholders’ equity of $3.2 million. On a consolidated basis, the impact of the restatement was an increase in minority interest of $3.2 million, an increase in deficit of $4.1 million and an increase in contributed surplus of $0.9 million.

Valuation of Intangible Assets

Effective January 1, 2005, MEC changed its method of performing its annual impairment test for its racing licences from a residual method to a direct value method. This change had no impact on the results of operations for the year ended December 31, 2005.

3. BUSINESS ACQUISITIONS AND DISPOSALS

(a)   Disposals in the year ended December 31, 2005

(i) Flamboro Downs

On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located in Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. (“ORI”). Flamboro Downs houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation. On April 16, 2003, MEC received all necessary regulatory approvals for the acquisition of Flamboro Downs, and accordingly the shares of ORI were transferred to MEC. Prior to the share transfer, ORI was owned by an employee of MEC. As the terms of the arrangements between MEC and ORI provided MEC with significant influence over ORI and the entitlement to the undistributed earnings of ORI, the results of operations of ORI were accounted for under the equity method for the period from October 18, 2002 to April 16, 2003.

The acquisition has been accounted for using the purchase method and the purchase price has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital deficit	$(1,549)
Real estate properties and fixed assets	16,494
Racing licence	55,491
Future taxes	(11,031)
Net assets acquired, net of cash acquired	$59,405
Comprised of:
Cash	$23,055
Issuance of secured notes	32,855
Obligation with respect to the extension of the slot agreement	3,495
Total purchase consideration, net of cash acquired	$59,405

On August 16, 2005, MEC and Great Canadian Gaming Corporation (“GCGC”) entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of ORI. Regulatory approval for this sale transaction was obtained on October 17, 2005, and MEC completed the transaction on October 19, 2005. On closing, GCGC paid $23.6 million and Cdn. $50.7 million in cash and also assumed ORI’s existing debt.

As required under GAAP, MEC’s long-lived assets and racing licences are tested for impairment on an annual basis or whenever events or circumstances indicate that the carrying value may not be recoverable. The purchase price for the transaction described above established a fair value for certain assets of Flamboro Downs and accordingly MEC performed impairment testing of these assets at June 30, 2005. Based on this analysis, a non-cash impairment charge of $15.0 million before income taxes, or $12.5 million after income taxes, was required for Flamboro Downs’ racing licence.

(ii) Colonial Downs

On August 18, 2005, three subsidiaries of MEC entered into a share purchase agreement with Colonial Downs, L.P. (“Colonial LP”) pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. (“MVRC”). MVRC was an indirect subsidiary of MEC that managed the operations of Colonial Downs, a thoroughbred and standardbred horse racetrack located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs. Regulatory approval for this sale transaction was obtained on September 28, 2005, and MEC completed the transaction on September 30, 2005. On closing, MEC received cash consideration of $6.8 million, net of transaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million, which is included in MEC’s accounts receivable on the Company’s consolidated balance sheets.

MEC’s results of operations and cash flows related to the discontinued operations described in sections (i) and (ii) for the years ended December 31, 2005, 2004 and 2003, and MEC’s assets and liabilities related to discontinued operations as at December 31, 2004, are shown in the following tables:

	2005	2004	2003
Revenues	$22,483	$29,104	$22,337
Costs and expenses	17,342	20,471	13,457
	5,141	8,633	8,880
Depreciation and amortization	783	894	582
Interest expense, net	1,566	2,416	1,894
Write-down of racing licence	14,961	—	—
Income (loss) before undernoted	(12,169)	5,323	6,404
Gain on disposition	9,837	—	—
Income (loss) before income taxes and minority interest	(2,332)	5,323	6,404
Income tax (recovery) expense	(149)	2,108	5,123
Minority interest	(906)	1,332	530
Net income (loss) from discontinued operations	$(1,277)	$1,883	$751

	2005	2004	2003
Cash provided by operating activities	$994	$4,342	$2,895
Cash provided by (used in) investing activities	35,972	(784)	(227)
Cash used in financing activities	(6,989)	(1,845)	(1,812)
Effect of exchange rate changes on cash and cash equivalents	(1,451)	(2,484)	(5,262)
Net increase (decrease) in cash and cash equivalents during the year from discontinued operations	28,526	(771)	(4,406)
Payments from (to) MEC’s continuing operations	(29,162)	(2,798)	8,565
Net increase (decrease) in cash and cash equivalents during the year	(636)	(3,569)	4,159
Cash and cash equivalents, beginning of year	636	4,205	46
Cash and cash equivalents, end of year	$—	$636	$4,205

2004
ASSETS
Current assets:
Cash and cash equivalents	$636
Restricted cash	2,055
Accounts receivable	2,315
Income taxes receivable	258
Prepaid expenses and other	134
5,398
Real estate properties, net	19,896
Fixed assets, net	1,325
Racing licence	72,759
Future tax assets	276
94,256
$99,654

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$3,528
Long-term debt due within one year	4,362
Deferred revenue	977
8,867
Long-term debt	39,003
Future tax liabilities	18,271
57,274
$66,141

(iii) Sale of Under-utilized Real Estate

On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of under-utilized real estate located in Palm Beach County, Florida had entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million. The proposed sale was originally subject to the completion of due diligence by February 28, 2006, which was extended to March 15, 2006. On March 15, 2006, the due diligence period was further extended to April 3, 2006. The sale agreement for this property contemplates a closing by April 28, 2006.

(iv) The Meadows

On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC (“Oaktree” and together with PA Meadows, LLC, “Millennium-Oaktree”), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. The sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum five-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

In accordance with the terms of MEC’s senior secured revolving credit facility (see note 10) and the bridge loan agreement with a subsidiary of the Company (see note 23), MEC is required to use the net proceeds from the sale of under-utilized real estate in Palm Beach County, Florida and The Meadows, as previously described in sections (iii) and (iv), to fully pay down principal amounts outstanding under the bridge loan and to permanently pay down a portion of the principal amounts outstanding under the senior secured revolving credit facility up to $12.0 million.

MEC’s assets classified as held for sale and corresponding liabilities related to the transactions previously described in sections (iii) and (iv) as at December 31, 2005, with comparative restatement as at December 31, 2004, are shown in the table below. All assets held for sale and related liabilities have been classified as current at December 31, 2005, as MEC expects these transactions to close within one year from the balance sheet date.

	2005	2004
ASSETS
Current assets:
Restricted cash	$443	$192
Accounts receivable	450	272
Income taxes receivable	857	593
Prepaid expenses and other	969	806
Real estate properties, net	26,562	—
Fixed assets, net	1,576	—
Racing licence	58,266	—
Other assets, net	200	—
Future tax assets	397	—
	89,720	1,863

Real estate properties, net	—	26,830
Fixed assets, net	—	1,971
Racing licence	—	58,266
Other assets, net	—	252
Future tax assets	—	581
	—	87,900
	$89,720	$89,763
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$2,679	$3,030
Deferred revenue	312	301
Future tax liabilities	24,746	—
	27,737	3,331
Future tax liabilities	—	25,016
	$27,737	$28,347

(b) Sale and Lease Arrangement of Great Lakes Downs in the year ended December 31, 2004

On August 24, 2004, MI Racing Inc., a wholly-owned subsidiary of MEC, sold the real property and associated racetrack licence of Great Lakes Downs to Richmond Racing Co., LLC (“Richmond Racing”) for approximately $4.2 million. The consideration consisted of cash of $0.2 million and the issuance of a 20-year promissory note with a principal amount of $4.0 million.

The promissory note, which bears interest at 5.0% per annum, is repayable by Richmond Racing in monthly principal and interest payments of $26 thousand until maturity. MI Racing Inc. also has an option to repurchase the property and associated racetrack licence of Great Lakes Downs from Richmond Racing in the event MEC is unsuccessful in obtaining a racetrack licence for a proposed racetrack in Romulus, Michigan or in the event that state law in Michigan is amended to allow an entity to hold more than one racetrack licence.

MI Racing Inc. has also entered into a lease agreement with Richmond Racing, which gives MI Racing Inc. the conditional right to continue operating Great Lakes Downs and conducting thoroughbred race meetings at the racetrack. The lease is for an initial term of five years with an option to renew the lease for up to three additional periods of five years each. The lease requires MI Racing Inc. to make monthly rental payments of $30 thousand to Richmond Racing.

Based on the terms contained in the sale and lease arrangement between MI Racing Inc. and Richmond Racing, for accounting purposes the transaction has not been accounted for as a sale and leaseback, but rather using the financing method of accounting under GAAP.

(c) Acquisition of AmTote International, Inc. in the year ended December 31, 2003

On August 22, 2003, MEC completed the acquisition of a 30% equity interest in AmTote International, Inc. (“AmTote”) for a total cash purchase price, including transaction costs, of $4.3 million. MEC has an option to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing after the date of acquisition (the “First Option”). If MEC exercises the First Option, it has a second option to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing after the date of exercise of the First Option. In addition, the shareholders of AmTote have the right to sell to MEC their remaining equity interest during the 120-day period following the exercise of the First Option.

4. WRITE-DOWN OF MEC’S LONG-LIVED AND INTANGIBLE ASSETS

MEC’s long-lived assets and racing licences are tested for impairment upon completion of MEC’s annual business planning process. The fair value of the racetracks is determined using the discounted cash flow method, including a probability-weighted approach in considering the likelihood of possible outcomes. This method also included a determination of the estimated future cash flows associated with the racing licences and long-lived assets directly associated with, and expected to arise as a direct result of, the use and disposition of those assets. The fair value of each of the racing licences and long-lived assets is then compared to their respective carrying values in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

Write-downs and impairment charges relating to long-lived and intangible assets have been recognized as follows:

	2005	2004(i)	2003(ii)
Gulfstream Park	$—	$26,252	$49,078
The Maryland Jockey Club (“MJC”)	—	433	47,712
Bay Meadows	—	—	20,294
Multnomah Greyhound Park	—	—	5,538
Remington Park	—	—	4,780
Portland Meadows	—	—	3,754
Thistledown	—	—	3,700
	$—	$26,685	$134,856

(i)             During the year ended December 31, 2004, MEC commenced a major redevelopment of its Gulfstream Park racetrack and demolished certain long-lived assets. As a result, MEC recognized a non-cash write-down of $26.3 million related to Gulfstream Park’s long-lived assets in connection with the redevelopment.

During the year ended December 31, 2004, MEC also commenced the redevelopment of the racing surfaces at Laurel Park. As a result, MEC recognized a non-cash write-down of $0.4 million related to Laurel Park’s long-lived assets in connection with the redevelopment.

(ii)          During the year ended December 31, 2003, Gulfstream Park and MJC experienced lower average daily attendance and decreased on-track wagering activity compared to the prior year. Based on these impairment indicators, MEC tested Gulfstream Park’s and MJC’s long-lived and intangible assets for recoverability. MEC used an expected present value approach of estimated future cash flows, including a probability-weighted approach in considering the likelihood of possible outcomes, to determine the fair value of the long-lived and intangible assets. Based on this analysis, non-cash impairment charges were required of Gulfstream Park’s racing licence of $49.1 million and a portion of MJC’s racing licence of $47.7 million.

A non-cash impairment charge of the Bay Meadows racing licence of $19.6 million and goodwill of $0.7 million was required based on uncertainty regarding future renewals of the lease of the Bay Meadows facility, which was renewed on a year-to-year basis in each of 2002 and 2003, but expired on December 31, 2004.

The operations at Multnomah Greyhound Park, Remington Park, Portland Meadows and Thistledown produced operating losses in 2003. Based on this impairment indicator, MEC tested these racetracks’ respective long-lived and intangible assets for recoverability. MEC used an expected present value approach of estimated future cash flows, including a probability-weighted approach in considering the likelihood of possible outcomes, to determine the fair value of the long-lived and intangible assets. Based on this analysis, non-cash impairment charges were required of Multnomah Greyhound Park’s racing licence of $5.5 million, Remington Park’s fixed assets of $3.9 million and other intangible assets of $0.9 million, Portland Meadows’ racing licence of $0.2 million and other intangible assets of $3.6 million and Thistledown’s racing licence of $3.7 million.

5. REAL ESTATE PROPERTIES

(a) Real estate properties consist of:

	2005	(restated – note 3) 2004

Real Estate Business
Revenue-producing properties under operating leases
Land	$192,873	$198,940
Buildings, parking lots and roadways – cost	1,198,488	1,186,112
Buildings, parking lots and roadways – accumulated depreciation	(220,895)	(195,654)
	1,170,466	1,189,398
Development properties
Land and improvements	100,457	105,408
Properties under development	13,863	31,477
	114,320	136,885
Properties held for sale	23,872	31,417
	1,308,658	1,357,700

MEC
Revenue-producing racetrack properties
Land and improvements	206,873	208,841
Buildings – cost	495,018	395,338
Buildings – accumulated depreciation	(91,005)	(68,280)
Construction in progress	119,247	104,583
	730,133	640,482
Under-utilized racetrack properties	96,303	98,332

Development properties
Land and improvements	40,611	39,494
Properties under development	3,155	1,222
	43,766	40,716
Revenue-producing non-racetrack properties
Land and improvements	37,130	37,543
Buildings – cost	51,299	56,957
Buildings – accumulated depreciation	(11,090)	(11,025)
	77,339	83,475
Properties held for sale	2,500	2,512
	950,041	865,517
Eliminations (note 23(a))	(4,143)	(101)
Consolidated	$2,254,556	$2,223,316

(b)         In November 2002, MEC entered into an agreement to sell under-utilized racetrack property located at Golden Gate Fields. The carrying value of the property, prior to MEC entering into the agreement, was $14.3 million. In 2002, MEC recorded a non-cash write-down of this real estate which resulted in a loss before income taxes and a loss after income taxes of $5.8 million and $2.4 million, respectively. In December 2003, MEC completed the transaction for consideration of $8.5 million. There was no gain or loss on this transaction in 2003.

(c)          During the year ended December 31, 2004, development properties with a carrying value of approximately $23.9 million were reclassified as properties held for sale, as the Company is looking to sell these non-strategic properties.

(d)         The Company plans to sell the properties held for sale by December 31, 2006. However, no assurance can be provided that such plans will be successfully implemented in the intended time frame.

(e)          Included in MEC’s revenue-producing racetrack properties are land and improvements and buildings under capital lease with a cost of $45.6 million (2004 – $45.6 million) and accumulated depreciation of $6.8 million (2004 – $4.6 million).

6. FIXED ASSETS

Fixed assets consist of:

	2005	(restated – note 3) 2004

Real Estate Business
Furniture and fixtures – cost	$1,475	$1,081
Furniture and fixtures – accumulated depreciation	(899)	(549)
	576	532
MEC
Racetrack fixed assets:
Cost
Machinery and equipment	73,212	51,645
Furniture and fixtures	49,594	46,064
	122,806	97,709
Accumulated depreciation
Machinery and equipment	(30,651)	(24,911)
Furniture and fixtures	(29,800)	(25,499)
	62,355	47,299
Other fixed assets:
Cost
Machinery and equipment	5,541	4,693
Furniture and fixtures	7,897	8,102
	13,438	12,795
Accumulated depreciation
Machinery and equipment	(4,033)	(3,280)
Furniture and fixtures	(4,969)	(4,481)
	4,436	5,034
	66,791	52,333
Consolidated	$67,367	$52,865

7. OTHER ASSETS

	2005	(restated – note 3) 2004

Real Estate Business
Deferred financing costs	$2,437	$2,430

MEC
Investments, long-term receivables and other	8,532	9,194
Deferred financing costs	11,933	8,677
Goodwill	413	740
	20,878	18,611
Eliminations (note 23(a))	(7,297)	(2,945)
Consolidated	$16,018	$18,096

Deferred financing costs are being amortized over the term of the related debt obligations.

8. DEBT AND COMMITMENTS

(a) Long-term debt consists of the following:

	2005	(restated – note 3) 2004

Real Estate Business
Mortgage bearing interest at 8.0% per annum with a maturity date of January 2009.The mortgage is repayable in equal blended monthly payments of Cdn. $49 thousand and is collateralized by the underlying property.	$3,943	$4,005
Mortgage bearing interest at 8.1% per annum with a maturity date of January 2011.The mortgage is repayable in equal blended monthly payments of Cdn. $35 thousand and is collateralized by the underlying property.	2,772	2,813
	6,715	6,818
MEC

Term loan facility, bearing interest at the London Interbank Offered Rate (“LIBOR”) plus 2.0% per annum (6.3% at December 31, 2005) with a maturity date of October 7, 2007, subject to a further extension at MEC’s option to October 7, 2009.The facility is guaranteed by the Los Angeles Turf Club, Incorporated (“LATC”) and is collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and The Santa Anita Companies, Inc. (“SAC”) and a pledge of all of the outstanding capital stock of LATC and SAC.At December 31, 2005, the term loan is fully drawn and is repayable in monthly principal amounts of $417 thousand until maturity.

	69,167	73,750
Loan of 17.6 million euros, bearing interest at an implicit rate of 5.2% per annum, secured by an assignment of future amounts receivable under the Fontana Sports access agreement (note 23(d)), repayable in nine annual principal and interest payments of 2.5 million euros commencing January 1, 2006 until the ninth instalment has been made in 2014.	20,880	23,869
Obligation to pay $18.3 million on exercise of either the put or call option to acquire the remaining interests in MJC, bearing interest at the six-month LIBOR (4.6% at December 31, 2005). MEC can exercise the call option at any time during the period starting 48 months and ending 60 months after November 27, 2002 (the date on which MJC was acquired).The put option can be exercised by the other party at any time during the first five years after November 27, 2002.	18,312	18,312
Term loan facility of 15.0 million euros, bearing interest at 4.0% per annum with a maturity date of February 9, 2007, collateralized by a pledge of land and a guarantee by MEC.	17,761	20,304
Term loan facility of 15.0 million euros, bearing interest at the European Interbank Offered Rate (“EURIBOR”) plus 2.0% per annum (4.3% at December 31, 2005) with a maturity date of December 15, 2006, collateralized by a first and second mortgage on land in Austria owned by a European subsidiary.	17,761	20,304
Loan of Cdn.$20.5 million,bearing interest at a rate of 6.4% per annum, secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement (note 23(d)) for the years 2009 through 2014,repayable in six annual principal and interest payments of Cdn.$5.0 million commencing January 1,2009 until the sixth instalment has been made in 2014.	17,595	—
Capital lease (imputed interest rate of 8.5%) maturing April 1, 2027, collateralized by buildings and improvements at Lone Star Park at Grand Prairie.	15,520	15,520

	2005	(restated – note 3) 2004

Term loan facilities, bearing interest at either the U.S. prime rate or LIBOR plus 2.6% per annum (7.0% at December 31, 2005) until December 1, 2008, with a maturity date of December 1, 2013. On December 1, 2008, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%.The term loans are repayable in quarterly principal and interest payments.The loans are collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.	$13,698	$17,786
Financing arrangement of Cdn. $13.7 million, bearing interest at an implicit rate of 5.1% per annum, secured by an assignment of the future amounts receivable under the Magna Golf Club access agreement (note 23(d)) for the years 2006 through 2008, repayable in three annual principal and interest payments of Cdn. $5.0 million commencing January 1, 2006 until the third instalment has been made in 2008.	11,733	—
Term loan facility, bearing interest at either the U.S. prime rate or LIBOR plus 2.6% per annum (7.0% at December 31, 2005), with a maturity date of December 15, 2019.The term loan is repayable in quarterly principal and interest payments. The loan is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.	9,608	10,000
Term loan facility, bearing interest at 7.0% per annum until June 7, 2007, with a maturity date of June 7, 2017. On June 7, 2007 and June 7, 2012, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%.The term loan is repayable in quarterly principal and interest payments. The term loan is callable on December 31, 2006 or December 31, 2011.The loan is collateralized by a deed of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.	4,274	4,501
Bank term loan of 2.9 million euros, bearing interest at EURIBOR plus 0.625% per annum (3.1% at December 31, 2005). The term loan is due in July 2006.A European subsidiary of MEC has provided two first mortgages on real estate properties as collateral for this facility.	3,442	7,870
Other loans to various subsidiaries from various banks and city governments, including equipment loans and a term loan, with interest rates ranging from 4.0% to 8.1%.	1,112	1,180
Unsecured promissory note bearing interest at 6.1% per annum, which matured on September 14, 2005.	—	2,500
	220,863	215,896
Consolidated total debt	227,578	222,714
Less: current portion	38,382	13,714
Consolidated long-term debt	$189,196	$209,000

At December 31, 2005, each of the Company and MEC was in compliance with all of these long-term debt agreements and related financial covenants.

The overall weighted average interest rate on these long-term debt agreements at December 31, 2005 was 5.4% (2004 – 4.9%; 2003 – 5.4%).

(b) Future principal repayments on long-term debt at December 31, 2005 are as follows:

	Real Estate Business	MEC	Total
2006	$349	$38,033	$38,382
2007	378	49,007	49,385
2008	410	13,327	13,737
2009	3,457	61,401	64,858
2010	197	7,960	8,157
Thereafter	1,924	51,135	53,059
	$6,715	$220,863	$227,578

(c)          Included within the schedule of future principal repayments of long-term debt (see previous section (b)) is an obligation incurred by MEC under a capital lease. Future minimum lease payments under the capital lease in effect at December 31, 2005 are as follows:

2006	$1,320
2007	1,452
2008	1,452
2009	1,452
2010	1,452
Thereafter	28,512
Total lease payments	35,640
Less: capital lease minimum payments representing interest	(20,120)
Present value of lease payments	$15,520

(d)         The Company’s net interest expense (income) is comprised as follows (excluding interest related to the loans to MEC from a subsidiary of MID – see note 23(a)):

		(restated – note 3)
	2005	2004	2003
Real Estate Business
Gross interest cost
External	$14,060	$986	$691
Intercompany to Magna	—	—	25,061
	14,060	986	25,752
Less: interest capitalized	(1,155)	—	(248)
Interest expense	12,905	986	25,504
Interest income	(6,441)	(1,949)	(472)
Interest expense (income), net	6,464	(963)	25,032
MEC
Gross interest cost	36,358	28,742	22,155
Less: interest capitalized	(1,819)	(3,942)	(7,281)
Interest expense	34,539	24,800	14,874
Interest income	(1,121)	(1,029)	(1,622)
Interest expense, net	33,418	23,771	13,252
Consolidated	$39,882	$22,808	$38,284

Interest capitalized relates to real estate properties under development.

Gross interest cost consists of the following:

		(restated – note 3)
	2005	2004	2003

Real Estate Business
Interest on indebtedness initially incurred for a term of more than one year	$14,060	$852	$526
Other interest	—	134	25,226
	$14,060	$986	$25,752
MEC
Interest on indebtedness initially incurred for a term of more than one year	$33,849	$27,960	$22,013
Other interest	2,509	782	142
	$36,358	$28,742	$22,155

Interest paid in cash for the year ended December 31, 2005 was $41.9 million (2004 – $25.8 million; 2003 – $45.6 million).

(e)          Prior to the Spin-Off Transactions, the Real Estate Business’ continuing funding requirements were advanced by Magna. These advances bore interest at rates based on the borrowing jurisdiction’s bank prime rate plus a margin and were recorded as part of Magna’s net investment.

9. DEBENTURES AND NOTE OBLIGATIONS

(a)          Real Estate Business – Senior Unsecured Debentures

On December 22, 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the “Debentures”) due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. Proceeds to MID, net of Cdn. $3.0 million of issue expenses, amounted to Cdn. $260.9 million. The Debentures rank equally with all of MID’s existing and future senior unsecured indebtedness.

The Debentures are redeemable, in whole or in part, at MID’s option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a Debenture, a price equal to the price which, if the Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 42.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of December 22, 2016. At December 31, 2005, all the Debentures remained outstanding.

Interest on the Debentures is payable in Canadian dollars on a semi-annual basis. The discount in the issue price of the Debentures of Cdn. $1.1 million is being accreted into the carrying value of the Debentures over the term to maturity with a corresponding charge to interest expense.

(b)          MEC – Convertible Subordinated Notes

MEC’s convertible subordinated notes are presented in the consolidated balance sheets as follows:

	2005	2004

Note obligations	$213,357	$211,062
Minority interest	14,615	14,615

In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes due June 15, 2010 at par, with proceeds, net of issue expenses, of $145.0 million. The unsecured notes are convertible at any time at the option of the holder into shares of Class A Subordinate Voting Stock of MEC at a conversion price of $7.05 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable, in whole or in part, at MEC’s option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of MEC’s Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2005, all of the notes remained outstanding.

In December 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes due December 15, 2009 at par, with proceeds, net of issue expenses, of $72.2 million. The unsecured notes are convertible at any time at the option of the holder into shares of Class A Subordinate Voting Stock of MEC at a conversion price of $8.50 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable, in whole or in part, at MEC’s option, on or after December 21, 2005, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after December 21, 2005 and before December 15, 2007, the closing price of MEC’s Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2005, all of the notes remained outstanding.

Interest on the notes is payable in U.S. dollars on a semi-annual basis. The value assigned to the holders’ conversion option of these subordinated notes is included in MEC’s equity. Accordingly, such amount is classified in minority interest in the Company’s consolidated balance sheets as at December 31, 2005 and 2004.

10. BANK INDEBTEDNESS

Real Estate Business

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. or Canadian dollar loans or letters of credit. The credit facility expires on December 22, 2006, unless extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers’ acceptance rates plus 1.0%, or the U.S. base or Canadian prime rate. The credit facility contains negative and affirmative financial and operating covenants. At December 31, 2005, the Company was in compliance with all of these covenants. At December 31, 2005, the Company had no borrowings under the facility, but the Company had issued letters of credit totalling $0.3 million.

MEC

(a)          MEC has a senior secured revolving credit facility in the amount of $50.0 million (the “MEC Credit Facility”). The MEC Credit Facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the MEC Credit Facility are collateralized by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of MEC. At December 31, 2005, MEC had borrowings under the facility of $27.3 million (2004 – $27.5 million) and had issued letters of credit totalling $21.7 million (2004 – $21.9 million) under the credit facility, leaving $1.0 million unused and available.

The loans under the MEC Credit Facility bear interest at either the U.S. base rate plus 3.0% or LIBOR plus 4.0%. The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2005 was 9.3% (December 31, 2004 – 6.0%).

Effective July 27, 2005, the MEC Credit Facility was amended in order to extend the term to July 31, 2006, replace the existing financial covenants with an earnings before interest, taxes, deprecation and amortization (“EBITDA”) maintenance test relating to Santa Anita Park and Golden Gate Fields, add mandatory repayment provisions and modify the interest rate provisions. Pursuant to the terms of the amended MEC Credit Facility, as well as the terms of the bridge loan agreement between a subsidiary of MID (the “MID Lender”) and MEC (see note 23(a)), MEC was required to use the net proceeds from the sale of Flamboro Downs (see note 3) to pay down the principal amount owing under the two facilities in equal portions. However, both the bank and the MID Lender agreed in October 2005 to waive this repayment requirement. In connection with the bank’s waiver of the repayment requirement, MEC agreed that upon the closing of certain future asset sales, MEC will use approximately $12.0 million from the available proceeds of such sales to repay a portion of the MEC Credit Facility.

In February 2006, the bank agreed to waive compliance with the EBITDA financial covenant contained in the MEC Credit Facility in relation to Golden Gate Fields for the period ended December 31, 2005. The MID Lender provided a similar waiver under the terms of the bridge loan (see note 27).

(b)         On July 27, 2005, one of MEC’s European subsidiaries entered into a bank term line of credit agreement of 2.5 million euros ($3.0 million) bearing interest at EURIBOR plus 0.75% per annum (3.2% at December 31, 2005). The term line of credit is due on July 31, 2006. A European subsidiary of MEC has provided two first mortgages on real estate as security for this facility. At December 31, 2005, the bank term line of credit is fully drawn.

11. INCOME TAXES

(a)          The provision for (recovery of) income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

		(restated – note 3)
	2005	2004	2003

Real Estate Business
Expected income taxes at Canadian statutory rate	$34,594	$25,370	$17,573
Foreign rate differentials	(18,220)	(11,692)	(3,429)
Benefit of prior years’ unrecognized losses	—	(355)	(211)
Changes in enacted tax rates	(616)	1,446	2,410
Non-deductible expenses	2,319	1,251	—
Other	1,262	1,955	1,671
	19,339	17,975	18,014
MEC
Expected income taxes at Canadian statutory rate	(38,134)	(37,839)	(62,659)
Foreign rate differentials	3,465	2,686	(3,332)
Tax losses not benefited (utilized)	29,499	30,624	(1,082)
Gain on issue of shares by subsidiary	(4)	(336)	—
Changes in enacted tax rates	—	(5,108)	—
Non-deductible expenses	2,985	4,530	2,617
Other	1,827	1,390	627
	(362)	(4,053)	(63,829)
Consolidated	$18,977	$13,922	$(45,815)

(b)         The details of income (loss) from continuing operations before income taxes, and minority interest by jurisdiction are as follows:

		(restated – note 3)
	2005	2004	2003

Real Estate Business
Canadian	$17,296	$12,406	$11,669
Foreign	78,478	57,832	36,317
	95,774	70,238	47,986
MEC
Canadian	6,707	3,996	(278)
Foreign	(112,282)	(108,756)	(171,105)
	(105,575)	(104,760)	(171,383)
Eliminations (note 23(a))	(7,031)	(3,046)	—
Consolidated	$(16,832)	$(37,568)	$(123,397)

(c)          The details of the income tax expense (recovery) are as follows:

		(restated – note 3)
	2005	2004	2003

Real Estate Business
Current provision:
Canadian federal taxes	$5,280	$3,712	$2,918
Provincial taxes	2,591	1,921	1,160
Foreign taxes	4,538	7,992	6,410
	12,409	13,625	10,488
Future provision:
Canadian federal taxes	870	1,029	2,069
Provincial taxes	11	421	1,069
Foreign taxes	6,049	2,900	4,388
	6,930	4,350	7,526
	19,339	17,975	18,014
MEC
Current provision:
Canadian federal taxes	3,166	480	1,023
Provincial taxes	1,937	303	511
Foreign taxes	572	790	2,107
	5,675	1,573	3,641
Future recovery:
Canadian federal taxes	(834)	(893)	(826)
Provincial taxes	(527)	(565)	(412)
Foreign taxes	(4,676)	(4,168)	(66,232)
	(6,037)	(5,626)	(67,470)
	(362)	(4,053)	(63,829)
Consolidated	$18,977	$13,922	$(45,815)

(d)         Future income taxes have been provided on temporary differences, which consist of the following:

		(restated – note 3)
	2005	2004	2003

Real Estate Business
Reductions in tax value of assets below book value	$4,572	$3,209	$1,838
Changes in enacted tax rates	(616)	1,446	2,410
Tax losses utilized	1,716	312	811
Deferred rent receivable	65	(28)	1,342
Other	1,193	(589)	1,125
	6,930	4,350	7,526
MEC
Tax losses benefited	(29,080)	(31,220)	(10,932)
Changes in valuation allowance	27,685	30,853	(920)
Changes in enacted tax rates	—	(5,108)	—
Write-down of racing licences, properties and fixed assets	—	—	(53,194)
Securitization of future amounts receivable under access agreements	(4,176)	—	—
Other	(466)	(151)	(2,424)
	(6,037)	(5,626)	(67,470)
Consolidated	$893	$(1,276)	$(59,944)

(e)          Future tax assets and liabilities consist of the following temporary differences:

		(restated – note 3)
	2005	2004

Real Estate Business
Assets:
Tax benefit of loss carryforwards	$5,659	$8,649
Tax value of assets in excess of book value	3,227	485
	$8,886	$9,134

Liabilities:
Book value of assets in excess of tax value	$42,116	$32,126
Other	2,863	1,199
	$44,979	$33,325

MEC
Assets:
Real estate properties’ tax value in excess of book value	$20,456	$20,850
Tax benefit of loss carryforwards:
Pre-acquisition	3,525	4,282
Post-acquisition	97,121	49,012
Other	4,149	4,100

	125,251	78,244
Valuation allowance against tax value of real estate properties in excess of book value	(9,994)	(9,994)
Valuation allowance against tax benefit of loss carryforwards:
Pre-acquisition	(3,349)	(4,107)
Post-acquisition	(59,451)	(29,755)
	$52,457	$34,388
Liabilities:
Book value in excess of tax value:
Real estate properties	$68,744	$62,547
Other assets	21,232	25,534
Foreign branch tax deferral and other	14,006	5,088
	$103,982	$93,169

(f)            Income taxes paid in cash were $13.8 million (Real Estate Business – $9.6 million; MEC – $4.2 million) for the year ended December 31, 2005 (2004 – $12.9 million; 2003 – $12.8 million).

(g)         At December 31, 2005, the Company had U.S., Austrian, Belgium, Polish and Mexican income tax loss carryforwards totalling approximately $260.7 million that expire as follows:

Year of expiry	Real Estate Business	MEC

2008 to 2010	$460	$3,100
2012 to 2018	54	4,700
2020 to 2025	—	204,100
No expiry	48,311	—
	$48,825	$211,900

12. DILUTION AND OTHER GAINS, NET

For the year ended December 31, 2005

During the year ended December 31, 2005, MEC issued 16,567 shares of Class A Subordinate Voting Stock under its stock-based compensation plans (see note 17(b)). The Company recognized a gain of $11 thousand from its ownership dilution arising from the issue of these shares.

For the year ended December 31, 2004

During the year ended December 31, 2004, MEC issued 199,000 shares of Class A Subordinate Voting Stock under its stock-based compensation plans (see note 17(b)). The Company recognized a loss of $0.1 million from its ownership dilution arising from the issue of these shares.

The Company also recorded a non-cash gain of $1.0 million from the sale of 3,682,515 shares of Class A Subordinate Voting Stock of MEC, which it had acquired earlier in the year (see note 23(b)).

13. EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the years ended December 31, 2005, 2004 and 2003 are computed as follows:

	2005	2004	2003

Net income (loss) from continuing operations	$7,836	$(10,383)	$(48,715)
Net income (loss) from discontinued operations	(1,277)	1,883	(773)
	$6,559	$(8,500)	$(49,488)

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding (thousands)	48,260	48,157	48,130
Stock options (thousands)	59	—	—
	48,319	48,157	48,130

Diluted earnings (loss) per Class A
Subordinate Voting or Class B Share
– continuing operations	$0.16	$(0.22)	$(1.01)
– discontinued operations	(0.02)	0.04	(0.02)
Total	$0.14	$(0.18)	$(1.03)

The Company’s loss per share from continuing and discontinued operations for the year ended December 31, 2003 reflects the Company’s net loss only for the period subsequent to August 29, 2003, the date when Magna’s net investment was exchanged for Class A Subordinate Voting Shares and Class B Shares of the Company as part of the Company’s spin-off from Magna. The weighted average number of basic and fully diluted outstanding shares is calculated for the same period of August 30, 2003 to December 31, 2003.

The computation of diluted loss per share in fiscal 2004 and 2003 (from August 30, 2003 to December 31, 2003) excludes the effect of the potential exercise of a weighted average of 553,060 and 545,259 options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

14. SHARE CAPITAL

The Company’s two classes of outstanding share capital are Class A Subordinate Voting Shares and Class B Shares. On matters presented for shareholder vote, holders of Class A Subordinate Voting Shares are entitled to one vote per share while holders of Class B Shares are entitled to 500 votes per share.

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value.

Changes in Class A Subordinate Voting Shares and Class B Shares for the years ended December 31, 2005 and 2004 are shown in the following table:

	Class A Subordinate
	Voting Shares		Class B Shares		Total
		Stated		Stated		Stated
	Number	Value	Number	Value	Number	Value

Shares issued and outstanding, December 31, 2003	47,582,083	$1,552,901	548,238	$17,893	48,130,321	$1,570,794
Issued on exercise of stock options	60,000	1,878	—	—	60,000	1,878
Shares issued and outstanding, December 31, 2004	47,642,083	1,554,779	548,238	17,893	48,190,321	1,572,672
Issued on exercise of stock options	100,000	3,237	—	—	100,000	3,237
Shares issued and outstanding, December 31, 2005	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the “public float” of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

15. CONTRIBUTED SURPLUS

Changes in the Company’s contributed surplus for the years ended December 31, 2005 and 2004 are shown in the following table:

	2005	2004

Contributed surplus, beginning of year	$2,387	$—
Adjustment for change in accounting policy related to stock-based compensation (note 2)	—	930
Stock-based compensation	351	1,833
Transfer to share capital on exercise of stock options	(626)	(376)
Contributed surplus, end of year	$2,112	$2,387

16. CURRENCY TRANSLATION ADJUSTMENT

During 2005, the Company recorded unrealized foreign currency translation losses related to its net investments in currencies other than the U.S. dollar. The losses were primarily from the weakening of the euro against the U.S. dollar. During 2004, the Company recorded unrealized foreign currency translation gains primarily from the strengthening of the euro and the Canadian dollar against the U.S. dollar.

17. STOCK-BASED COMPENSATION PLANS

(a)          Real Estate Business

On August 29, 2003, MID’s Board of Directors approved the Incentive Stock Option Plan (the “MID Plan”), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.69 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID’s Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

A reconciliation of the changes in stock options outstanding is presented below:

	2005		2004		2003
		Weighted Average		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
		(Cdn. $ )		(Cdn. $ )		(Cdn. $ )

Outstanding, beginning of year	490,000	33.16	575,000	31.85	—	—
Granted	—	—	270,000	37.10	575,000	31.85
Exercised	(100,000)	31.85	(60,000)	31.85	—	—
Cancelled	—	—	(295,000)	34.48	—	—
Outstanding, end of year	390,000	33.49	490,000	33.16	575,000	31.85

The following table provides further detail with respect to options outstanding and exercisable at December 31, 2005:

Options Outstanding			Options Exercisable
		Remaining Life			Remaining Life
Number	Exercise Price	in Years	Number	Exercise Price	in Years
	(Cdn. $ )			(Cdn. $ )

220,000	31.85	7.7	128,000	31.85	7.7
170,000	35.62	9.0	68,000	35.62	9.0

390,000	33.49	8.3	196,000	33.16	8.2

During the year ended December 31, 2004, there were 270,000 (2003 - 575,000) MID stock options granted to directors and officers with an average fair value of $7.45 (2003 - $6.25) per option. Effective January 1, 2004 (see note 2), compensation expense is recognized for stock options granted based on the fair value of the options at the grant date. The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions outside of the Company’s control. Because the Company’s outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide the only measure of the fair value of its stock options.

The weighted average assumptions used in determining the fair value of the MID stock options granted is shown in the table below. If other assumptions are used, stock-based compensation expense could be significantly impacted.

	2005	2004	2003

Risk-free interest rate	—	3.3%	4.0%
Expected dividend yield	—	1.23%	1.49%
Expected volatility of MID’s Class A Subordinate Voting Shares	—	30.0%	30.2%
Weighted average expected life (years)	—	4.0	4.0

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the “DSP”) which provides for a deferral of up to 100% of each outside director’s total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional DSUs whose value reflects the market price of the Company’s Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP, when a director leaves the Board, the director receives a cash payment equal to the then value of the accrued DSUs. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs. Effective January 1, 2005, all directors must receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.

For the year ended December 31, 2005, 18,650 (2004 - 4,442; 2003 - nil) DSUs were granted pursuant to the DSP. All of these DSUs remain outstanding at December 31, 2005.

During the year ended December 31, 2005, the Real Estate Business recognized stock-based compensation expense of $1.0 million (2004 - $1.9 million, net of a $0.2 million recovery pertaining to options cancelled during the year), which includes $0.7 million (2004 - $0.1 million) pertaining to DSUs.

(b)          MEC

MEC has a Long-term Incentive Plan (the “MEC Plan”), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC’s directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC’s Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan. During the year ended December 31, 2005, 14,175 (2004 –199,000; 2003 – 31,965) shares were issued under the MEC Plan, including 175,000 shares and 6,000 shares issued on the exercise of stock options during the years ended December 31, 2004 and 2003, respectively.

MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC’s Class A Subordinate Voting Stock. All such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

During 2005, MEC introduced an incentive compensation program (the “MEC Program”) for certain officers and key employees, which will award performance shares of MEC’s Class A Subordinate Voting Stock as contemplated under the MEC Plan in 2005. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC’s Board of Directors. These performance shares vested over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments. The first distribution date is on or about March 31, 2006 and the second distribution date is on or about March 31, 2007. During the year ended December 31, 2005, 201,863 performance share awards were granted under the MEC Program, with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share. At December 31, 2005, there were 199,471 performance share awards vested. During the year ended December 31, 2005, 2,392 performance shares were issued under this program for consideration of approximately $17 thousand.

A reconciliation of the changes in stock options outstanding is presented below:

	2005		2004		2003
		Weighted Average		Weighted Average		Weighted Average
		Exercise		Exercise		Exercise
	Number	Price $	Number	Price $	Number	Price $

Outstanding, beginning of year	4,500,500	6.18	4,841,500	6.14	5,361,833	6.18
Granted	720,000	6.55	200,000	6.41	640,000	6.93
Exercised	—	—	(175,000)	4.87	(6,000)	4.88
Forfeited	(393,000)	7.39	(366,000)	6.30	(1,154,333)	6.78

Outstanding, end of year	4,827,500	6.14	4,500,500	6.18	4,841,500	6.14

The following table provides further detail with respect to options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of			Weighted Average			Weighted Average
Exercise		Weighted Average	Remaining Life		Weighted Average	Remaining Life
Price $	Number	Exercise Price $	in Years	Number	Exercise Price $	in Years

3.91 – 4.94	820,000	4.74	4.0	805,715	4.74	4.0
6.01 – 7.24	4,007,500	6.43	5.4	3,322,000	6.39	4.6
3.91 – 7.24	4,827,500	6.14	5.1	4,127,715	6.07	4.5

During the year ended December 31, 2005, there were 720,000 (2004 – 200,000; 2003 – 640,000) MEC stock options granted with an average fair value of $2.94 (2004 – $2.38; 2003 – $1.50) per option. The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC’s stock options (as described further in note 17(a)).

The weighted average assumptions used in determining the fair value of the MEC stock options granted is shown in the table below. If other assumptions are used, stock-based compensation expense could be significantly impacted.

	2005	2004	2003

Risk-free interest rate	4.0%	3.0%	2.0%
Expected dividend yield	—	0.84%	0.84%
Expected volatility of MEC’s Class A Subordinate Voting Stock	54.7%	57.4%	53.4%
Weighted average expected life (years)	4.0	4.0	4.0

During the year ended December 31, 2005, MEC recognized compensation expense of $1.0 million (2004 – $1.1 million) which includes $0.1 million (2004 – $0.1 million) pertaining to shares issued under the MEC Plan.

(c)          Pro-forma Results Under Fair Value Method

For purposes of pro-forma disclosures showing the effect of the use of the fair value method of accounting for stock-based compensation prior to January 1, 2004 (see note 2), the Company’s net loss for the year ended December 31, 2003 would have been as follows:

(restated – note 3)
2003

Net loss from continuing operations, as reported	$(33,095)
Stock-based compensation expense – MID Plan	(930)
Stock-based compensation expense – MEC Plan	(2,181)
Minority interest in MEC stock-based compensation expense	903

Pro-forma net loss from continuing operations	(35,303)
Net income from discontinued operations, as reported	751

Pro-forma net loss	$(34,552)

Reported basic and diluted loss per share from continuing operations	$(1.01)
Effect of stock-based compensation expense	(0.02)

Pro-forma basic and diluted loss per share from continuing operations	(1.03)
Reported basic and diluted loss per share from discontinued operations	(0.02)

Pro-forma basic and diluted loss per share	$(1.05)

18. EMPLOYEE BENEFIT PLANS

MEC’s Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with U.S. federal requirements that are imposed by law.

The net periodic pension cost for the years ended December 31, 2005, 2004 and 2003 includes the following components:

	2005	2004	2003

Service cost	$532	$437	$413
Interest cost on projected benefit obligation	690	685	647
Actual return on plan assets	(840)	(825)	(1,015)
Actual return on plan assets in excess of expected return on plan assets	210	225	370
Amortization of past service cost	18	18	18
Amortization of actuarial losses	114	28	64
Net periodic pension cost	$724	$568	$497

The following provides a reconciliation of benefit obligation, plan assets and funded status of the plan:

	2005	2004	2003

Benefit obligation:
Benefit obligation, beginning of year	$14,104	$11,711	$12,237
Service cost	532	437	413
Interest cost	690	685	647
Benefits paid	(623)	(569)	(540)
Actuarial (gains) losses	(111)	1,840	(1,046)
Benefit obligation, end of year	14,592	14,104	11,711

Plan assets:
Fair value of plan assets, beginning of year	10,688	9,962	9,062
Actual return on plan assets	840	825	1,015
Company contributions	444	470	425
Benefits paid	(623)	(569)	(540)
Fair value of plan assets, end of year	11,349	10,688	9,962

Unfunded status of plan	(3,243)	(3,416)	(1,749)
Unamortized past service costs	18	36	53
Unamortized actuarial loss	2,772	3,207	1,622
Net pension liability	$(453)	$(173)	$(74)

The net pension liability is included in other long-term liabilities at December 31, 2005 and 2004.

Assumptions used in determining the annual benefit cost and the funded status of the retirement income plan are as follows:

	2005	2004	2003

Weighted average discount rate	5.0%	5.0%	6.0%
Weighted average rate of increase in compensation levels	4.0%	4.0%	5.0%
Expected long-term rate of return on plan assets	6.0%	6.0%	6.0%

The fair value of the plan assets consists of a group of annuity contracts with a life insurance company invested as follows at December 31:

	2005	2004

Fixed income investments	63.9%	67.5%
Diversified equity fund	36.1%	32.5%

The actuarial valuation date, measurement date and related assumptions for the funded status of MEC’s retirement income plan are as of the end of the year.

MEC also participates in several multi-employer benefit plans on behalf of its employees who are union members. MEC’s contributions to these plans were $4.0 million for the year ended December 31, 2005 (2004 – $5.0 million; 2003 – $5.9 million). The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which MEC employees participate. Therefore, the contributions are expensed as paid under defined contribution accounting.

MEC offers various 401(k) plans (the “MEC 401(k) Plans”) to provide retirement benefits for employees. All MEC employees who meet certain eligibility requirements are able to participate in the MEC 401(k) Plans. Discretionary matching contributions are determined each year by MEC. MEC contributed $0.8 million to the MEC 401(k) Plans for the year ended December 31, 2005 (2004 – $1.5 million; 2003 – $0.7 million).

19. OTHER LONG-TERM LIABILITIES

Other long-term liabilities are comprised of:

	2005	2004

Deferred initiation fees and other revenue	$11,446	$11,555
Net pension liability (note 18)	453	173
Other	973	—
	$12,872	$11,728

20. DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)          Items not involving current cash flows:

		(restated – note 3)
	2005	2004	2003

Real Estate Business
Straight-line rent adjustment	$301	$300	$(2,313)
Stock-based compensation expense	1,045	1,933	—
Depreciation and amortization	36,896	34,211	32,086
Interest income from MEC	(3,903)	(85)	—
(Gains) losses on disposal of real estate	(10,304)	(216)	114
Future income taxes	6,930	4,350	7,526
Other	285	2	(43)
	31,250	40,495	37,370

MEC
Stock-based compensation expense	979	1,095	—
Depreciation and amortization	40,011	37,361	31,315
Write-down of long-lived and intangible assets (note 4)	—	26,685	134,856
Gains on disposal of real estate	—	(9,626)	(31)
Dilution and other gains, net (note 12)	(11)	(883)	—
Future income taxes	(6,037)	(5,626)	(67,470)
Minority interest	(43,645)	(41,107)	(44,487)
Other	1,230	1,673	4,680
	(7,473)	9,572	58,863
Eliminations (note 23(a))	2,292	85	—
Consolidated	$26,069	$50,152	$96,233

(b)         Changes in non-cash balances:

		(restated – note 3)
	2005	2004	2003

Real Estate Business
Accounts receivable	$3,142	$5,442	$(3,493)
Loan receivable from MEC	(606)	—	—
Prepaid expenses and other	(95)	318	(512)
Accounts payable and accrued liabilities	(8,163)	9,946	8,657
Income taxes	3,750	3,536	1,666
Deferred revenue	4,352	(5,425)	—
	2,380	13,817	6,318

MEC
Restricted cash	(1,399)	(233)	(4,669)
Accounts receivable	(7,096)	(10,162)	16,707
Prepaid expenses and other	761	728	2,747
Accounts payable and accrued liabilities	15,324	11,918	(4,338)
Income taxes	6,212	(28)	(490)
Loan payable to MID	606	—	—
Deferred revenue	(7,271)	8,163	5,013
	7,137	10,386	14,970
Eliminations (note 23(a))	(1,293)	—	—
Consolidated	$8,224	$24,203	$21,288

21. FINANCIAL INSTRUMENTS

(a)          Fair Value

The Company has determined the estimated fair values of its consolidated financial instruments based on appropriate valuation methodologies. However, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company would realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, restricted cash, accounts receivable, income taxes receivable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

Long-term debt and note obligations

The fair value of long-term debt and note obligations is estimated using discounted cash flow analysis based on incremental borrowing rates for similar types of arrangements. Based on current rates for debt with similar terms and maturities, the fair values of the Company’s long-term debt and note obligations are not materially different from their carrying values.

Senior unsecured debentures

The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At December 31, 2005, the fair value of the senior unsecured debentures was approximately $231.7 million.

(b)          Credit Risk

The Company’s consolidated financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

Cash and cash equivalents and restricted cash include short-term investments, such as commercial paper, which are only invested in governments and corporations with an investment grade credit rating. Credit concentration risk is further reduced by limiting the amount which is invested in any one government or corporation.

Substantially all of the Real Estate Business’ revenue is from Magna and its subsidiaries. Magna has an investment-grade credit rating from Standard and Poor’s and Dominion Bond Rating Service, which mitigates the Company’s credit concentration risk.

MEC, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company’s total assets and are comprised of a large number of accounts.

(c)          Interest Rate Risk

MEC utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.

During the year ended December 31, 2005, MEC entered into an interest swap contract with a major financial institution. Under the terms of the contract, MEC receives a LIBOR-based variable interest rate and pays a fixed rate of 7.05% on a notional amount of $10.0 million under the SACfacility, reduced by monthly amounts of $60 thousand until maturity. The maturity date of the contract is October 7, 2007.

During the year ended December 31, 2004, MEC entered into an interest rate swap contract with the same major financial institution. Under the terms of the contract, MEC receives a LIBOR-based variable interest rate and pays a fixed rate of 5.4% on a notional amount of 40% of the outstanding balance under the SAC facility, reduced by monthly amounts of $417 thousand until maturity. The maturity date of the contract is October 7, 2007.

MEC has designated its interest rate swap contract as a cash flow hedge of anticipated interest payments under its variable rate debt agreement. The fair value of MEC’s interest rate swaps at December 31, 2005 is an asset of approximately $0.6 million (2004 – liability of $0.1 million), using current interest rates.

(d)          Currency Risk

The Company holds material investments in currencies other than the U.S. dollar, the majority of which are properties owned by the Real Estate Business. Fluctuations in the U.S. dollar’s exchange rate relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, shareholders’ equity, net income (loss), and cash flows. The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At December 31, 2005, the Company did not hold any foreign exchange forward contracts. At December 31, 2004, the Company held foreign exchange forward contracts to (a) purchase $63.0 million and sell Cdn. $77.6 million; and (b) purchase Cdn. $122.5 million and sell 74.5 million euros. These contracts matured during the first quarter of 2005 and were designated as hedges against specific transactions occurring amongst the various entities within MID. The fair value of these contracts at December 31, 2004 was a liability of approximately $0.5 million.

22. SEGMENTED INFORMATION

(a)          The Company’s reportable segments reflect how the Company is organized and managed by senior management. The Company’s operations are segmented in the Company’s internal financial reports between wholly-owned operations (the Real Estate Business) and publicly traded operations (MEC). The segregation of operations between wholly-owned and publicly traded recognizes the fact that in the case of the Real Estate Business, the Company’s management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC’s separate Board of Directors and executive management.

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, the Czech Republic, Belgium, Spain and Poland. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna and its subsidiaries. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, one standardbred racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, a United States national Internet and telephone account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™, a network focused on horseracing, and owns a 30% equity investment in AmTote, a provider of totalisator services to the pari-mutuel industry. In 2004, MEC launched RaceONTV™ in Europe to provide North American racing content from MEC’s racetracks and other U.S. racetracks that have agreed to participate in MEC’s international distribution network to locations outside North America. To support certain of MEC’s thoroughbred racetracks, MEC owns and operates three thoroughbred training centers in the United States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC’s real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, two residential developments in various stages of development in Austria and Canada and one residential development held for sale in the United States.

As described in note 1 to the consolidated financial statements, the Company’s consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

(b)  The following table shows certain information with respect to geographic segmentation:

	2005
	Revenues	Real estate properties, net	Fixed assets, net

Real Estate Business
Canada	$43,063	$441,989	$252
Europe	69,659	485,019	210
United States	28,422	306,357	114
Mexico	9,990	75,293	—
	151,134	1,308,658	576
MEC
United States	602,508	749,782	51,528
Canada	11,668	61,981	3,598
Europe	25,158	138,278	11,665
	639,334	950,041	66,791
Eliminations (note 23(a))	(7,017)	(4,143)	—
Consolidated	$783,451	$2,254,556	$67,367

	2004 (restated – note 3)
	Revenues	Real estate properties, net	Fixed assets, net

Real Estate Business
Canada	$37,530	$421,006	$342
Europe	59,955	557,964	42
United States	21,808	303,277	148
Mexico	9,479	75,453	—
	128,772	1,357,700	532
MEC
United States	667,350	642,869	34,243
Canada	10,508	60,333	3,912
Europe	18,226	162,315	14,178
	696,084	865,517	52,333
Eliminations (note 23(a))	(85)	(101)	—
Consolidated	$824,771	$2,223,116	$52,865

	2003 (restated – note 3)
	Revenues	Real estate properties, net	Fixed assets, net

Real Estate Business
Canada	$33,534	$384,381	$47
Europe	53,025	522,098	108
United States	20,395	242,947	53
Mexico	9,226	78,086	—
	116,180	1,227,512	208
MEC
United States	657,328	599,522	22,948
Canada	8,481	58,308	4,439
Europe	9,640	136,169	1,466
	675,449	793,999	28,853
Consolidated	$791,629	$2,021,511	$29,061

23. TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company’s Chairman and the Chairman of Magna and MEC, and two other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company’s Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna’s Class B Shares. Since the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   MEC Recapitalization Plan and Financings

On December 9, 2004, the MID Lender entered into a loan agreement to provide project financing facilities to subsidiaries of MEC of $115.0 million (plus costs and capitalized interest) for the reconstruction of facilities at Gulfstream Park racetrack in Florida (the “Gulfstream Park project financing”) and $77.0 million (plus costs and capitalized interest) for the reconstruction and development of The Meadows racetrack and slot facility in Pennsylvania (the “Meadows project financing”).

On July 22, 2005, MEC announced a recapitalization plan (the “MEC Recapitalization Plan”) intended to recapitalize MEC’s balance sheet by August 2006 through the sale of certain non-strategic assets to generate proceeds of approximately $150.0 million. MEC’s sales of the Flamboro Downs racetrack and the management contract for the Colonial Downs racetrack (see note 3) are the first of such asset dispositions. The expected sale of under-utilized real estate in Palm Beach County, Florida to Toll Bros, Inc. (see note 3) is another component of the MEC Recapitalization Plan. Proceeds realized from asset sales, excluding the sale of Flamboro Downs, will be applied to reduce debt (including amounts owed under the bridge loan discussed below). The MEC Recapitalization Plan also contemplates a possible partnership to pursue alternative gaming opportunities at MEC racetracks and the possible raising of equity in 2006. The proceeds of an MEC equity offering would be used by MEC to further reduce debt and for MEC’s general corporate purposes.

In connection with the MEC Recapitalization Plan, the MID Lender entered into two loan agreements with MEC and certain of its subsidiaries and amended the existing loan agreement (collectively, the “Financing Agreements”). Under the Financing Agreements, the MID Lender provided MEC with a 13-month bridge loan of up to $100.0 million expiring August 31, 2006. Furthermore, the Gulfstream Park project financing and the Meadows project financing facilities were amended by, among other things, (i) terminating the Meadows project financing facility (which was undrawn) and replacing it with a facility in the principal amount of up to $34.2 million (plus costs and capitalized interest) for capital expenditures related to the casino facility being built at Remington Park racetrack in Oklahoma (the “Remington Park project financing”), and (ii) accelerating the time when principal and interest payments on amounts advanced under the project financings will begin to January 1, 2007 (rather than January 1, 2008 under the prior arrangements).

In October 2005, the MID Lender agreed to further amend certain of the Financing Agreements. The Gulfstream Park project financing was amended to recognize that MEC increased the capital budget for the redevelopment of Gulfstream Park by $26.5 million from $145.0 million to $171.5 million, to permit certain changes to the contractor arrangements for the Gulfstream construction project, and to establish the Gulfstream Escrow described below. These amendments did not change the amount of the Gulfstream Park project financing.

The October 2005 amendments to the bridge loan required that (i) the MID Lender waive its negative pledge over certain land located in Ocala, Florida (the “Ocala Land”) owned by certain subsidiaries of MEC, (ii) Gulfstream Park Racing Association, Inc. (“GPRA”), MEC’s subsidiary that owns and operates Gulfstream Park, enter into a definitive agreement with BE&K, Inc. (“BE&K”), parent of Suitt Construction Co., Inc., the general contractor for the Gulfstream Park construction project, for debt financing of up to $13.5 million (the “BE&K Loan”), which is collateralized by the Ocala Land, to be used to pay for construction costs for the Gulfstream Park construction project, (iii) MEC place into escrow (the “Gulfstream Escrow”) with the MID Lender $13.0 million of the Flamboro Downs sale proceeds and such additional amounts as are necessary to ensure that future Gulfstream Park construction costs can be funded, which escrowed amount will be applied against such future construction costs, (iv) MEC use commercially reasonable efforts to sell The Meadows (see note 3) and use the proceeds of such sale to pay down the bridge loan, and (v) in the event that MEC did not enter into a definitive agreement prior to December 1, 2005 to sell The Meadows subject only to the approval of the Pennsylvania Harness Racing Commission or had not completed such sale and repaid the bridge loan by January 15, 2006, the MID Lender would be granted mortgages on certain additional properties owned by MEC (see note 27). Upon the closing of the sale of The Meadows by MEC, MEC is also required to put into escrow with the MID Lender the amount required to pre-pay the BE&K Loan. On November 17, 2005, GPRA entered into the BE&K Loan, which had not been drawn upon as at December 31, 2005. At December 31, 2005, the amount held under the Gulfstream Escrow was $13.7 million (including accrued interest) which is reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

Pursuant to the terms of the bridge loan agreement between the MID Lender and MEC, as well as the terms of the MEC Credit Facility (see note 10), MEC was required to use the net proceeds from the sale of Flamboro Downs (see note 3) to pay down the principal amount owing under the two facilities in equal portions. However, as part of the October 2005 amendments, both the bank and the MID Lender agreed to waive this repayment requirement.

In consideration of the amendments and waivers described above, MEC paid the MID Lender a fee of $0.4 million and all of the MID Lender’s costs in connection with these arrangements.

In February 2006, the bridge loan was further amended and an additional waiver was provided by the MID Lender in connection with the bridge loan (see note 27).

(i)   MEC Bridge Loan

The bridge loan bears interest, at MEC’s option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. The bridge loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds raised by MEC from asset sales and equity or debt issuances, subject to amounts required to be paid to MEC’s existing lenders. The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan.

As initially structured (and prior to the addition of additional security in February 2006 – see note 27), the bridge loan is secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC. The guarantees are secured by first ranking security over the lands owned by The Meadows (ahead of the Gulfstream Park project financing), second ranking security over the lands owned by Golden Gate Fields (behind an existing third party lender) and third ranking security over the lands owned by Santa Anita Park (behind existing third party lenders). In addition, MEC has pledged the shares and licences of the guarantor subsidiaries and other subsidiaries (or provided negative pledges where a pledge is not available due to regulatory constraints or due to a pledge to an existing third party lender). The bridge loan is cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries.

Under the bridge loan, $50.0 million was made available upon closing of the Financing Agreements for drawdown by MEC, $25.0 million was made available on October 17, 2005 and the remaining $25.0 million was made available on February 10, 2006 (see note 27). The bridge loan proceeds may only be used by MEC in accordance with the MEC Recapitalization Plan. The MID

Lender received arrangement fees of $1.0 million at closing and $0.5 million on each of October 17, 2005 and February 10, 2006. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility. During the year ended December 31, 2005, $74.1 million was advanced to MEC under the bridge loan.

(ii) MEC Project Financing

The Gulfstream Park project financing and the Remington Park project financing are made available by the MID Lender to wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park. Advances under the facilities are made available by way of progress draw advances to fund reconstruction of the clubhouse/grandstand facility and backstretch and related site works at Gulfstream Park, and the capital expenditures relating to the development, design and construction of the casino facility at Remington Park (including the purchase and installation of gaming devices).

The project financing facilities have a term of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively. Prior to the relevant completion date, amounts outstanding under each facility bore interest at a floating rate equal to 2.55% above MID’s per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each facility bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. At December 31, 2005, the interest rates applicable to the Gulfstream Park project financing and the Remington Park project financing were 7.9% and 10.5%, respectively. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the project financing facilities.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.

The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows training center, Remington Park and The Meadows and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows, Remington Park and The Meadows and over all other assets of Gulfstream Park, Palm Meadows, Remington Park and The Meadows, excluding licences and permits (which cannot be subject to security under applicable legislation).

As at December 31, 2005, there was a balance of $97.1 million (2004 — $26.4 million) due under the Gulfstream Park project financing, including $3.7 million (2004 — $0.1 million) of accrued interest. At December 31, 2005, there was a balance of $21.0 million due under the Remington Park project financing, including $0.3 million of accrued interest.

In the year ended December 31, 2005, approximately $4.2 million (2004 — $3.0 million) of costs were incurred in association with the Gulfstream Park project financing, the Financing Agreements and the October 2005 amendments thereto. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the Gulfstream Park and Remington Park project financings), over the respective lives of the bridge loan and Gulfstream Park and Remington Park project financings. At a consolidated level, such costs are charged to general and administrative expenses in the periods in which they are incurred.

All interest and fees charged by the Real Estate Business relating to the Financing Agreements and amendments thereto, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC’s related deferred financing costs, are eliminated from the Company’s consolidated results of operation and financial position.

(b)   Proposed Offer to Take MEC Private

On July 13, 2004, the Company announced an intention to make an offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID.

On September 16, 2004, the Company announced that it would not proceed with the offer. In the three months ended September 30, 2004, the Company incurred costs related to this proposed offer of $2.7 million, which costs have been included in general and administrative expenses of the Real Estate Business.

In connection with the intended offer, the Company entered into a share purchase agreement dated July 12, 2004 (the “Share Purchase Agreement”) with Fair Enterprise Limited (“FEL”), a company controlled by Mr. F. Stronach. Pursuant to the Share Purchase Agreement, the Company purchased from FEL 3,682,515 shares of Class A Subordinate Voting Stock of MEC for aggregate consideration of $3.3 million in cash and the issuance, subject to regulatory approval, of 707,725 of the Company’s Class A Subordinate Voting Shares. The Share Purchase Agreement provided FEL with an option to repurchase the MEC shares from the Company in the event that, among other things, prior to December 30, 2004, the Company publicly announced that it would not be proceeding with the offer.

As a result of the Company not proceeding with the offer, on September 16, 2004, FEL exercised its option under the Share Purchase Agreement and repurchased the MEC shares from the Company in consideration for the termination of the Company’s obligation to issue the 707,725 Class A Subordinate Voting Shares and pay the cash consideration (which shares had not been issued and cash consideration had not been paid on such date).

The Company has recorded an increased amount of the net loss of MEC during the period that the Company owned these additional MEC shares. The recovery of minority interest expense in the Company’s consolidated statement of income (loss) for the year ended December 31, 2004 has been reduced by approximately $1.0 million to reflect the increased amount of MEC losses attributable to the Company during the period of ownership.

Also included in the Company’s consolidated statement of income (loss) for the year ended December 31, 2004 is a non-cash gain on disposal of approximately $1.0 million as a result of the FEL repurchase of the MEC shares on September 16, 2004.

(c)   MEC Option

In September 2004, a subsidiary of MEC entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan, for $33.5 million, which may serve as the site of a racetrack. MEC paid the Company $10 thousand for this option. During the year ended December 31, 2005, the option agreement was extended to February 28, 2006. On February 20, 2006, this option was further extended to April 3, 2006. MEC paid the Company a total of approximately $7 thousand for these extensions.

If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of certain costs that have been incurred with respect to this specific property. At December 31, 2005, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site.

(d)   Charges to Magna

Substantially all rental revenue and income from direct financing leases relate to leases with Magna and its subsidiaries. Included in the Real Estate Business’ accounts receivable are amounts due from Magna and its subsidiaries in the amount of $1.8 million (2004 – $2.2 million).

On November 1, 2004, a wholly-owned subsidiary of MEC entered into an access agreement with Magna and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at the Magna Golf Club in Aurora, Ontario. The agreement, which expires on December 31, 2014, stipulates an annual fee of Cdn. $5.0 million, retroactive to January 1, 2004. During the year ended December 31, 2005, $4.1 million (2004 — $3.9 million) has been recognized in revenue related to this agreement. During the year ended December 31, 2003, $3.2 million was recognized in revenue related to an access agreement that expired on December 31, 2003.

On November 1, 2004, a wholly-owned subsidiary of MEC entered into an access agreement with Magna and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at Fontana Sports in Oberwaltersdorf, Austria. The agreement, which expires on December 31, 2014, stipulates an annual fee of 2.5 million euros, retroactive to March 1, 2004. During the year ended December 31, 2005, $3.1 million (2004 – $3.2 million) has been recognized in revenue related to this agreement. During the year ended December 31, 2003, $3.1 million was recognized in revenue related to an access agreement that expired on March 1, 2004.

MEC has granted Magna a right of first refusal to purchase its two golf courses.

(e)   MEC’s Sales to Mr. F. Stronach

During the year ended December 31, 2005, a wholly-owned subsidiary of MEC sold to Mr. F. Stronach two housing lots and an apartment located in MEC’s residential development in Oberwaltersdorf, Austria. The total sales price for these properties was $1.4 million, which was the market listed sales price, and a gain on sale of $0.9 million was recognized.

(f)   Charges from Magna

Magna charges the Company for certain administrative services and rent of shared facilities, which have continued to be provided following the spin-off of the Company from Magna. In 2005, these charges totalled $0.5 million (2004 – $0.5 million; 2003 –$0.3 million) and are included in the Real Estate Business’ general and administrative expenses.

During the year ended December 31, 2005, MEC incurred $4.5 million (2004 – $4.3 million; 2003 – $2.2 million) of charges from Magna and its subsidiaries for rent of facilities and central shared and other services.

Included in the Real Estate Business’ accounts payable and accrued liabilities at December 31, 2005 are amounts due to Magna and its subsidiaries totalling $0.3 million (2004 – $0.7 million). Included in MEC’s accounts payable and accrued liabilities at December 31, 2005 are amounts due to Magna and its subsidiaries totalling $1.1 million (2004 – $1.2 million).

During the year ended December 31, 2003, the Company incurred $25.1 million of interest charges from Magna (see notes 8(d) and 8(e)).

(g)  Purchase of Real Estate from Magna

On December 30, 2004, the Company acquired a 938 thousand square foot greenfield facility in Bowling Green, Kentucky from Magna for cash consideration of $45.6 million and the assumption of related development liabilities of $15.3 million. The property was purchased at Magna’s carrying value and recorded at the transaction amount. The facility was leased back to Magna under an operating lease.

On January 31, 2003, the Company purchased three properties from Magna for cash consideration of $25.0 million and leased them back to Magna under operating leases. The properties were purchased at fair market value (which was not materially different from Magna’s carrying value) and recorded at the transaction amount.

MEC’s development real estate includes $10.9 million, which represents the book value, of land transferred to MEC by Magna under a conditional sale agreement. The conditional sale agreement is subject to the successful severance of the affected properties. If severance is not obtained within a specified period, such that Magna retains ownership of the land, Magna must return $10.9 million to MEC with interest. Prior to completion of the conditional sale, the property is being leased by MEC from Magna for a nominal amount.

(h)  Transactions with AmTote

During the year ended December 31, 2005, MEC paid $2.4 million (2004 – $1.8 million; 2003 – $2.5 million) of rent for totalisator equipment and fees for totalisator services to AmTote, a company in which MEC has a 30% equity interest (note 3(c)).

(i)   Hurricane Katrina Relief Effort

In October 2005, the Company purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In 2006, the Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist the victims of Hurricane Katrina with charitable funding from Magna and other Canadian sources. The founding members and officers of this not-for-profit organization are officers and employees of MID and Magna. At December 31, 2005, the Company has accrued a liability for the estimated value of the land to be donated with the related expense of $0.6 million being included in general and administrative expenses of the Real Estate Business for the year ended December 31, 2005.

The Company will also lease the remaining parcel of land to the not-for-profit organization for a period of five years at a nominal cost. Magna has committed to fund the cost of land improvements and manufactured homes for the development of this community through the not-for-profit organization.

(j)   Legal Services

During the year ended December 31, 2005, the Company incurred $0.1 million of legal services at standard billing rates from a legal firm whose Chairman and CEO has been a Director of the Company since March 17, 2005.

24. COMMITMENTS AND CONTINGENCIES

(a)          In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)         On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and has vigorously defended against it.

(c)          MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)         At December 31, 2005, MEC had commitments under operating leases, excluding contingent rental payments, requiring future annual rental payments as follows:

2006	$2,717
2007	2,423
2008	1,972
2009	1,156
2010	899
Thereafter	1,509
$10,676

For the year ended December 31, 2005, operating lease expense amounted to approximately $3.9 million (2004 – $9.1 million; 2003 – $8.4 million).

MEC also rents or leases certain totalisator equipment and services, for which the annual payments are contingent upon handle, live race days and other factors. MEC’s rent expense relating to the totalisator equipment and services was $5.2 million for the year ended December 31, 2005 (2004 – $5.5 million; 2003 – $6.2 million).

(e)          MEC occupies land for the Remington Park racing facility under an operating lease that extends through 2013. The lease also contains options to renew for five 10-year periods after the initial term. MEC is obligated to pay rent based on minimum annual rental payments of approximately $0.5 million plus one-half of one percent of the pari-mutuel wagers made at the racetrack in excess of $187.0 million during the racing season and one percent of gaming revenue in excess of $60.0 million. The percentage rent was not applicable for the years ended December 31, 2005, 2004 and 2003.

(f)            In addition to the letters of credit issued under the Company’s credit facilities (see note 10), the Company had $7.4 million (Real Estate Business – $2.9 million; MEC – $4.5 million) of letters of credit issued with various financial institutions at December 31, 2005 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

(g)         MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. As at December 31, 2005, these indemnities amounted to $4.8 million with expiration dates through 2006.

(h)         At December 31, 2005, the Company’s contractual commitments related to construction and development projects outstanding amounted to approximately $27.8 million (Real Estate Business – $7.7 million; MEC – $20.1 million).

(i)             MJC is a party to an agreement (the “Maryland Operating Agreement”) with Cloverleaf Enterprises, Inc. (“Cloverleaf”), the current owner of Rosecroft Raceway (“Rosecroft”), a standardbred track located in Prince George’s County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the “Maryland Revenue Sharing Agreement”), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004, and expired on April 30, 2005, however, both parties continue to informally operate under its terms until a new arrangement can be finalized.

The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to MJC and 20% to Rosecroft. Commencing April 19, 2004, MJC and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law which precluded MJC from operating after 6:15 p.m. without Rosecroft’s consent, and the federal Interstate Horseracing Act, which provides that, without the consent of MJC, Rosecroft cannot accept simulcast wagering on horseracing during the times that Pimlico or Laurel Park are running live races.

Since coming into effect on June 9, 2004, the Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and MJC agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of MJC. At this time, MEC is uncertain as to the likelihood of renewal of this agreement on comparable terms.

(j)             In June 2003, MEC purchased an approximate 22% interest in the real property upon which Portland Meadows is located, and also purchased the long-term rights to operate the facility pursuant to an operating lease. The operating lease requires MEC to pay rent equal to one percent of the wagers made at the track (including wagers on both live and import races), and also an additional percentage of revenues for other activities as follows: (i) one percent of revenues for horse-related activities, including simulcasting of horse races during the non-live season, (ii) five percent of revenues not related to horseracing up to $0.8 million, and (iii) three percent of revenues not related to horseracing in excess of $0.8 million. As the owner of an approximate 22% interest in the real property, MEC receives approximately 22% of the rent payments, which are applied to the rental payments made by MEC in order to reduce rent expense, which is reflected in MEC’s operating costs on the consolidated statements of income (loss).

(k)          MEC’s racetrack and associated land under capital lease at Lone Star Park are included in the Grand Prairie Metropolitan Utility and Reclamation District (“GPMURD”). MEC Lone Star, L.P., a wholly-owned subsidiary of MEC, entered into an agreement with GPMURD whereby it is required to make certain payments to GPMURD in lieu of property taxes. Such payments include amounts necessary to cover GPMURD operating expenses and debt service for certain bonds issued by GPMURD to fund improvements on the land up to the debt service requirements. MEC expensed $1.8 million for the year ended December 31, 2005 (2004 – $2.0 million; 2003 – $2.0 million).

(l)             In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. (“Forest City”) and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC’s accounts payable and accrued liabilities on the Company’s consolidated balance sheets. In 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of “The Village at Gulfstream Park™”. The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To December 31, 2005, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. The Limited Liability Company Agreement further contemplates additional agreements including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon satisfaction of certain conditions.

(m)       In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which was extended by mutual agreement of the parties to February 28, 2006 with further extensions on March 1, 2006 to March 15, 2006 and on March 13, 2006 to March 29, 2006. Up to December 31, 2005, MEC has expended $1.8 million on this initiative, of which $1.4 million was paid in the year ended December 31, 2005. These amounts have been included in MEC’s fixed assets on the Company’s consolidated balance sheets. MEC is continuing to explore these development opportunities, but to December 31, 2005 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To December 31, 2005, MEC has not made any such payments.

25. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

(a)        Financial Instruments and Long-term Debt

MEC’s subordinated notes are recorded in part as debt and in part as minority interest. Under U.S. GAAP, the subordinated notes would be recorded entirely as debt. In addition, U.S. GAAP requires deferred debt issuance costs to be netted against the carrying amount of the debt rather than being classified as a non-current asset.

(b)        MEC Sales to Mr. F. Stronach

Under Canadian GAAP, a sale of real estate to a related party that owns less than 80% of the vendor’s share capital, and where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as required under U.S. GAAP.

(c)        Derivative Instruments

As described in notes 21(c) and 21(d), the Company utilizes, on occasion, interest rate swap and foreign exchange forward contracts to hedge specific exposures to interest rate and foreign exchange rate fluctuations. Under both Canadian and U.S. GAAP, these contracts are accounted for using hedge accounting and the net contract settlements are recognized in the same period as, and as part of, the hedged transaction. Under Canadian GAAP, however, these instruments do not need to be recognized at their fair value.

For U.S. GAAP, Financial Accounting Standards Board Statement No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities”, requires companies to recognize all their derivative instruments, net of related taxes, at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges and hedges of anticipated transactions are recorded in accumulated comprehensive income if certain hedge criteria are met, and are only recognized in the statement of operations in the period during which the hedged item affects net income. FAS 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for such hedge accounting treatment. If hedges are found to be ineffective, then changes in their fair value are recognized in income to the extent of their ineffectiveness.

(d)        Stock-based Compensation

As described in note 2, Canadian GAAP requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company has also adopted this policy under U.S. GAAP. However, under U.S. GAAP, the cumulative impact on adoption of stock-based compensation is not recognized in the consolidated financial statements as an adjustment to opening deficit.

(e)          The following tables present net income (loss) and earnings (loss) per share following U.S. GAAP:

	2005	2004	2003

Net income (loss) under Canadian GAAP	$6,559	$(8,500)	$(32,344)
Adjustments (net of related tax and minority interest effects):
Interest expense on subordinated notes (a)	1,111	1,035	728
Net gain on sales to related party (b)	(387)	—	—
Net income (loss) under U.S. GAAP	7,283	(7,465)	(31,616)
Other comprehensive income:
Foreign currency translation adjustment	(78,306)	74,478	107,553
Derivative contracts (c)	520	110	349
Comprehensive income (loss) under U.S. GAAP	$(70,503)	$67,123	$76,286
Basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share
– continuing operations	$0.17	$(0.20)	$(1.00)
– discontinued operations	(0.02)	0.04	(0.02)
Total	$0.15	$(0.16)	$(1.02)

(f)            The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2005
	Canadian GAAP	Financial Instruments	Derivatives	Stock-based Compensation	U.S. GAAP

Other assets, net	$16,018	$(7,074)	$586	$—	$9,530
Accounts payable and accrued liabilities	168,385	108	—	—	168,493
Senior unsecured debentures	226,398	(2,437)	—	—	223,961
Note obligations	213,357	6,990	—	—	220,347
Future tax liabilities	148,961	(2,002)	234	—	147,193
Minority interest	203,925	(12,592)	146	(3,204)	188,275
Shareholders’ equity	1,585,454	2,859	206	3,204	1,591,723

	2004 (restated – note 3)
	Canadian GAAP	Financial Instruments	Derivatives	Stock-based Compensation	U.S. GAAP
Other assets, net	$18,096	$(8,162)	$—	$—	$9,934
Accounts payable and accrued liabilities	168,657	111	587	—	169,355
Senior unsecured debentures	219,228	(2,430)	—	—	216,798
Note obligations	211,062	8,195	—	—	219,257
Future tax liabilities	126,494	(2,406)	(247)	—	123,841
Minority interest	253,726	(13,380)	(26)	(3,204)	237,116
Shareholders’ equity	1,680,393	1,748	(314)	3,204	1,685,031

26. NEW ACCOUNTING PRONOUNCEMENTS

The Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

(i)   Financial Instruments, Hedges, Other Comprehensive Income

In January 2005, the CICA issued three new standards in Handbook Sections 1530, “Comprehensive Income”, 3855, “Financial Instruments — Recognition and Measurement”, and 3865, “Hedges”. These standards provide guidance for how financial instruments are to be reported in financial statements as follows:

• All financial instruments, including derivatives, are to be included on a company’s balance sheet and measured, either at their fair values or, in limited circumstances when fair value may not be considered most relevant, at cost or amortized cost. The standards also specify when gains and losses as a result of changes in fair values are to be recognized in the income statement.

• Existing requirements for hedge accounting are extended to comprehensively specify how hedge accounting should be performed.

• Certain gains and losses arising from changes in fair value of financial instruments will be temporarily recorded outside the income statement in Other Comprehensive Income.

These new standards are effective for annual and interim periods beginning on or after October 1, 2006.

(ii)  Non-monetary Transactions

In June 2005, the CICA issued Handbook Section 3831, “Non-Monetary Transactions”, replacing Handbook Section 3830 of the same title. Under Handbook Section 3830, a non-monetary transaction that did not represent the culmination of the earnings process was recorded at the carrying value of the asset or services given up. In Handbook Section 3831, “commercial substance” replaces culmination of the earnings process as a test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

The scope of Handbook Section 3831 has been modified to require that related party non-monetary transactions, other than non-monetary, non-reciprocal transfers to non-controlling owners, be accounted for in accordance with Handbook Section 3840, “Related Party Transactions”.

The new standard is effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

Although the Company does not expect any of the above pronouncements to have a material effect, upon adoption, on its reported results of operations or financial position, it is still reviewing the pronouncements and their ultimate impact on the Company’s consolidated financial statements has not yet been determined.

27. SUBSEQUENT EVENTS

In February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows subject only to the approval of the Pennsylvania Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the bridge loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

Also in February 2006, the MID Lender agreed to make the third tranche of the bridge loan available to MEC and to waive compliance with the financial covenant contained in the bridge loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC by the bank under the MEC Credit Facility (see note 10). MEC paid all of the MID Lender’s costs in connection with the waiver and also paid the MID Lender a fee of $250 thousand, $150 thousand of which is refundable to MEC in the event that (a) the closing of the sale of the real estate in Palm Beach County (see note 3) takes place on or prior to April 30, 2006 and (b) the proceeds from such sale are applied in accordance with the bridge loan. If the sale of the real estate in Palm Beach County does not take place on or prior to April 30, 2006, a mortgage in favour of the MID Lender will also be registered against such real estate.

CORPORATE DIRECTORY

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board

Dennis J. Mills
Vice-Chairman

The Honourable M. Douglas Young, P.C.
Lead Director
Chairman, Summa Strategies Canada Inc.

Barry N. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.

Neil G. Davis
Partner, Davis Webb LLP

Philip K. Fricke
President, PKF Financial Consultants, Inc.

Manfred Jakszus
Corporate Director

John D. Simonetti
Chief Executive Officer

Judson D. Whiteside
Senior Partner, Chairman and
Chief Executive Officer, Miller Thomson LLP

Frank Stronach
Chairman of the Board

Dennis J. Mills
Vice-Chairman

John D. Simonetti
Chief Executive Officer

Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary

Doug R. Tatters
Executive Vice-President
and Chief Financial Officer

Robert S. Mintzberg
Controller

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada L4G 7A9
Phone:  (905) 713-6322
Fax:  (905) 713-6332
www.midevelopments.com

Magna Entertainment Corp.
Canada
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Phone:  (905) 726-2462
Fax:  (905) 726-7167
www.magnaentertainment.com

United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone:  (626) 574-7223

Transfer Agents and Registrars

Canada – Class A Subordinate Voting and Class B Shares Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253

United States – Class A Subordinate Voting Shares Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600 www.computershare.com

Exchange Listings

Class A Subordinate Voting Shares	– Toronto Stock Exchange (Until June 5, 2006: MIM.SV.A) (On and after June 5, 2006: MIM.A) – The New York Stock Exchange (MIM)

Class B Shares	– Toronto Stock Exchange (Until June 5, 2006: MIM.MV.B) (On and after June 5, 2006: MIM.B)

Please refer to our website (www.midevelopments.com) for information on MID’s compliance with the corporate governance standards of the New York Stock Exchange and Canadian National Policy 58-201 – Corporate Governance Guidelines.

Publicly Available Documents

Copies of the Financial Statements for the Year Ended December 31, 2005 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI DEVELOPMENTS INC.

455 Magna Drive, 2nd Floor

Aurora, Ontario

Canada L4G 7A9

Phone: (905) 713-6322

Fax: (905) 713-6332

www.midevelopments.com

Printed in Canada